Exhibit 99.1

Contact:

Alon Blue Square Israel Ltd.

Yehuda van der Walde, CFO

Toll-free telephone from U.S. and Canada: 888-572-4698

Telephone from rest of world: 972-9-961-8504

Fax: 972-9-961-8636

Email: cfo@bsi.co.il

November 30, 2015 - Yakum

ALON BLUE SQUARE ISRAEL LTD. (NYSE:BSI) ANNOUNCES THE FINANCIAL RESULTS FOR THE FIRST NINE MONTHS AND THE THIRD QUARTER OF 20151

•	The results for the period and the quarter included the effects of presenting Dor Alon as an operation designated for sale, adjustment of its holding value to market value, deconsolidation of Mega, and the effects of the arrangements in Court. The statement of profit or loss, analysis of the results and segments were restated accordingly.

•	Following the results for the period and the deterioration in the Company's financial position, the Company included a "going concern" comment in its financial statements (see events during the reported period).

•	Loss from continued operations in the reported period amounted to NIS 224.0 million (U.S $ 57.1 million) and included amortization of Naaman's excess costs in the amount of NIS 84 million resulting from an expected decrease in its sales to Mega in view of Mega's resolution to close supermarket branches, amortization of the investment in Diners of NIS 54 million according to the expected consideration from its sale, from revaluation of liabilities and guarantees the Company assumed in connection with its investment in Mega and Eden in the amount of NIS 100 offset by a tax benefit of NIS 56 million for capital losses the Company expects to utilize.

•	Loss from discontinued operations in the reported period amounted to NIS 1,085.5 million (U.S $ 276.7 million) and included a loss of NIS 625.5 million (U.S $ 159.4 million) following the Company's resolution to realize its investment in Dor Alon and the adjustment of the investment value to market value which is significantly lower than its book value and a loss of NIS 459.9 million (U.S $ 117.2 million) resulting from the loss of control of Mega.

1 Restatement of reporting segments

This report includes an overview in accordance with the Company's operating segments. The report is based on the Company's organizational structure, internal reporting, resource allocation and decision making.. The Company presents five reportable segments: continued operations: the Real Estate segment-BSRE Housewares and Textile-Naaman Group plus the Others segment which includes mainly the issuance and clearance of gift certificates by the Company, cellular activities, the company's share in the issuance and clearance activity of credit cards and the logistic center in Beer Tuvia. Activity designated for realization: Commercial and Fueling sites –Dor Alon, activity that was deconsolidated and turning to be presented on equity basis. Supermarkets - Mega, ,The segment results as reviewed by the Chief Operating Decision Maker (CODM) include operating income before financial expenses, including the Company's share in earnings of affiliates and without amortizations of excess costs if not included in the reports of the companies, segment results for prior periods have been adjusted to allow comparison of continuing activity respectively to the results in the consolidated report.

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•	ADJUSTED EBITDA[2] from continued operations amounted to NIS 135.9 million (U.S $ 34.6 million) in the first nine months of 2015 compared to NIS 124.9 million in the corresponding period last year.

•	On November 2, 2015, the Company and the representatives of the Series C Debentures and representatives of most of its bank lenders, constituting its largest financial creditors formulated a framework of principles for a debt rescheduling and restructuring of the Company's financial debt. The framework is not final, has not been executed by the parties, and is subject to further discussions between the parties, and approval by all of the relevant corporate bodies, including the Company, the bank lenders and the Series C bondholders.

2 Use of financial measures that are not in accordance with Generally Accepted Accounting Principles

Adjusted EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP) and is defined as income before financial income (expenses) net, other gains (losses) net, changes in fair value of investment property, taxes, share in gains of associates, depreciation and amortization in addition to income from intercompany rental income.. It is an accepted ratio in the retail industry. It is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. Adjusted EBITDA, however, should not be related to as a single measure or as an alternative to operating income, another performance indicator and to cash flow information, which are prepared using Generally Accepted Accounting Principles (GAAP) as indicators of profit or liquidity. Adjusted EBITDA does not take the costs of servicing debt and other liabilities into account, including capital expenditures and therefore it does not necessarily indicate the amounts that may be available to the use of the company and in addition Adjusted EBITDA should not be compared to other indicators with similar names reported by other companies because of differences in the calculation of these indicators. See the reconciliation between our net income and Adjusted EBITDA which is presented in this press release

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Consolidated profit and loss

	2015		2014
Consolidated profit and loss, NIS in millions	1-9.2015	Q3	1-9.2014	Q3
Continued operations
Revenues from sales, net	356.3	144.3	296.9	98.9
Gross profit	198.6	92.0	132.9	44.1
Operating profit (loss) before financing	(116.8)	17.5	41.4	23.9
Income (loss) from continued operations	(224.0)	(21.7)	(78.6)	(12.6)
Income (loss) from discontinued operations	(1,085.5)	(721.4)	43.0	20.8
EBITDA	135.9	58.5	124.9	43.3

Segment results:

	2015		2014
	1-9.2015	Q3	1-9.2014	Q3
Segment results, NIS in millions	NIS in millions
BSRE	102.3	61.3	184.9	58.4
Na'aman Group	6.9	3.3	10.5	2.9
Dor Alon – activity designated for realization	92.5	38.8	111.3	44.6
Mega – a company that was deconsolidated and turning to be presented at equity basis.	(774.9)	(152.9)	(142.8)	29.7

Mr. Avigdor Kaplan, the chairman of the Board of Directors: "Following the commitments assumed by the Company as part of "Mega's arrangement", the Company was required in the last quarter to make a series of changes in the accounting recognition and evaluation of assets and liabilities in its financial statements as required by accounting principles. The aforementioned changes represent the main effect on the results of the period and the quarter.

The loss reported for the first nine months of 2015 amounted to approximately NIS 1,309.5 million of which approximately NIS 1,085 million was attributable to discontinued operations and approximately NIS 224 million to continued operations. The loss of approximately NIS 224 million from continued operations was due to amortization of goodwill on account of Naaman and amortization of the investment in Diners in a total amount of approximately NIS 138 million and the revaluation of liabilities and guarantees assumed by the Company in connection with its investment in Mega and Eden Teva Market in the aggregate amount of NIS 100 million and tax benefit of NIS 56 million for capital losses the Company expects to utilize.

Developments within the Group required significant changes in the structure of the financial statements including adjustment of comparative figures as follows:

1. To meet the Company's liabilities under Mega's arrangement, the Company resolved to sell Dor Alon resulting in the presentation of Dor Alon in the financial statements as discontinued operations and required the valuation of Dor Alon in accordance with GAAP to be the lower of the recoverable amount or book value. Accordingly, Dor Alon's results until the resolution date and the effect of presenting the investment in Dor Alon at market value net of tax effects are presented as a separate line item as part of discontinued operations as a loss in the amount of approximately NIS 626 million of which NIS 15 million are attributed to Dor Alon's profits  in  the period from January 2015 until -June 2015 and additional expenses amounting to approximately  NIS 641 million in respect of the amortization of the investment in Dor Alon to market value net of tax benefit. Going forward, until the realization of Dor Alon, changes in the market value of Dor Alon will be recognized in the profit or loss statement as part of discontinued operations.

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2. Following Mega's arrangement, the Company no longer controls Mega, and therefore effective as of the third quarter no longer consolidates Mega's financial statements as part of the Company's financial statements and currently presents Mega at balance sheet value. Accordingly, the results of Mega up the date of loss of control and the effects of loss of control (valuation of assets and liabilities added to the financial statements at their fair value, net shareholders' deficiency of Mega that was derecognized on that date) are presented as a separate line item as part of discontinued operations as a loss in the amount of approximately NIS 459 million, of which approximately NIS 381 million were attributed to Mega's losses from January until June 2015, and an additional expense in the amount of approximately NIS 78 million due to the recording of guarantees previously extended to Mega along with the Company's liabilities under Mega's arrangement at fair value, net of shareholders' deficiency of Mega (which is no longer consolidated in the financial statements). Going forward, so long as Mega will have a shareholders' deficiency, the Company shall include as part of the continued operations the changes in liabilities and guarantees (under financing).

3. The real estate assets of BSRE  leased to Mega until this quarter were presented in the Company's consolidated statements as fixed assets. Following Mega's deconsolidation in the third quarter of 2015, effective from the third quarter of 2015, these assets are presented at fair value whereas previously they were presented at amortized cost. The increase in value of these assets relative to their amortized cost, which is reflected for the first time  in the financial statements, net of the tax provision recorded due to increase in value of NIS 612 million (the majority's share of which is approximately NIS 349 million) was recorded directly to equity. Going forward, rental income and the effects of changes in fair value of BSRE's assets leased to Mega will be recognized in the profit or loss statement as part of continued operations.

In recent months, considerable efforts were invested in Mega's reorganization. Following the approval of the debt arrangement of Mega by the District Court in July 2015, Mega's management, with  its new Board of Directors appointed under the arrangement, has taken far reaching  efficiency measures that included: the closure of 32 supermarket branches, reducing the personnel roster by approximately 1,000 employees, and has invested considerable efforts to meet the targets of its business plan underlying the approved arrangement. One of the essential conditions for the success of Mega's arrangement is the return of suppliers to supply goods under ordinary credit terms. The mistrust of Mega's suppliers who demanded guarantees from the Company and the negative publicity regarding the plans of the Company's creditors, caused a significant slowdown in the supply of goods by Mega's suppliers to its retail stores in recent weeks.

This slowdown in the pace of supply caused a decline in sales and represented one of the significant causes for deviating from the reorganization plan. Other factors causing Mega's deviation from the reorganization plan were sales of only some of the branches that were closed in return for consideration lower than the management's forecast on the arrangement date. In addition, the rate of sale of the supermarket branches is slower than planned, resulting in Mega incurring higher rental expenses than those included in its projections at the time of said arrangement.

On November 2, 2015, principles for a framework for rescheduling and reorganization the Company's financial debt were formulated together with representatives of the Company's financial creditors. However, as of the date hereof, Mega's suppliers are not supplying goods under ordinary credit terms.

To increase the prospects of Mega's reorganization, Mega's Board of Directors and management resolved on November 25, 2015 to adopt other efficiency measures that are based on the sale of a chain of Mega (YOU) discount stores, which operate outside of city centers, in order to focus on the operation of city stores branded as "Mega" / "Mega in Town" / "Zol Beshefa stores". Mega's management believes that considering the current competitive environment, Mega has a relative competitive advantage over the competition when it comes to the operation of city stores. Mega's management estimates that exiting the discount format and focusing on the city stores format will increase the prospects of success of the reorganization plan.

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The Company has provided various guarantees extended for various liabilities of Mega, some of which were extended prior to Mega's arrangement some of which are included in the arrangement (guarantees to banks, guarantees the credit insurers, guarantees for payments to Mega's employees and guarantee to Mega's property owners), and a commitment to inject an amount not to exceed NIS 320 million into Mega. Due to the uncertainty of success of Mega's reorganization plan and need to complete the Company's debt arrangement with its financial creditors, the Company recorded in its financial statements, "a going concern" comment."

The results of the main companies in the group, as expressed in their statements for the quarter (100% unless stated otherwise) and for the period are as follows:

	July – September 2015	January – September 2015	The manner of presenting the investment
BSRE	Net income of NIS 30 million	Net income of NIS 47 million	Subsidiary
Dor Alon	Net income of NIS 5 million	Net income of NIS 22 million	Subsidiary effective from the third quarter is presented as activity designated for realization in the balance sheet and profit or loss
Mega	Net income of NIS 66 million	Loss of NIS 565 million	Subsidiary effective from the third quarter an associate
Naaman	Net income of NIS 1.7 million	Net income of NIS 2.8 million	Subsidiary
Diners	The Company's share in earnings NIS 2.4 million	The Company's share in earnings NIS 6.5 million	Subsidiary effective from the third quarter is presented as activity designated for realization in the balance sheet and profit or loss

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Results for the first nine months of 2015

Continued operations:

Gross revenues

Revenues in the first nine months of 2015 amounted to NIS 356.4 million (U.S. $90.8 million) as compared to revenues of NIS 296.9 million in the comparable period last year, an increase of 20.0% mainly deriving from recording rental fees from Mega in the third quarter during which it was deconsolidated

Revenues of the Real Estate segment – amounted in the first nine months of 2015 to NIS 174.9 million (U.S $ 44.6 million) compared to NIS 167.3 million in the corresponding period last year, an increase of 4.5%. The increase in revenues mainly derives from leasing new commercial spaces and offices.

Revenues of the Houseware and Textile segment – amounted in first nine months of 2015 to NIS 228.4 million (U.S. $58.2 million) compared to NIS 233.3 million in the corresponding period last year, a decrease of 2.1%. The decrease in sales derived from a decrease in sales of houseware and is partly offset by an increase in sales in home textile area.

Gross profit

Gross profit in the first nine months of 2015 amounted to NIS 198.6 million (U.S. $50.6 million) (55.7% of revenues) as compared to gross profit of NIS 133.0 million (44.8% of revenues) in the comparable period last year, an increase of 49.3%. The increase in the gross profit derives from recording rental income from Mega in the third quarter of this year.

In the Houseware and Textile segment, gross profit amounted to NIS 126.7 million (U.S. $32.3 million) (55.5% of revenues), compared to NIS 128.5 million in the corresponding period last year (55.1% of revenues), a decrease of 1.4% which derived from a decrease in sales of housewares and was partly offset from an increase in sales of textile products.

Selling, general and administrative expenses

Selling, general and administrative expenses in the first nine months of 2015 amounted to NIS 168.4 million (U.S. $42.9 million) (47.3% of revenues), compared to expenses of NIS 161.3 million (54.3% of revenues) in the comparable period last year, an increase of 4.4%.

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In the Real Estate segment, these expenses amounted to NIS 16.9 million (U.S. $4.3 million) compared to NIS 15.9 million in the corresponding period last year, an increase of 6.3%.

In the Houseware and Textile segment, these expenses amounted to NIS 119.4 million (U.S. $30.4 million) compared to NIS 117.8 million in the corresponding period last year, an increase of 1.4%.

Increase in fair value of investment property in the first nine months of 2015, the Company recorded a profit in the amount of NIS 19.2 million (U.S. $4.9 million), compared to a profit of NIS 19.9 million in the corresponding period last year.

In the real estate segment in the first nine months of 2015, net impairment loss of NIS 58.4 million (U.S $ 14.9 million) was recorded compared to an increase in value of NIS 16.1 million in the corresponding period last year. The valuations as of September 30, 2015 reflected the possible changes resulting from the creditors' arrangement of Mega and its announcement regarding its exiting from supermarket branches. The total impairment recorded in relation to the assets leased to Mega mainly derived from increasing the discount interest rate in the agreement's term at the rate of 1.5% compared to the discount rate that was used for previous valuations and from possible update of cash flows originating from assets in respect of which Mega may seek to be released of the related lease agreements. In addition, the impairment in the reported period includes the effect of change in revenue flow deriving, on one hand, from decrease in CPI because the Company's lease agreements are CPI linked and on the other hand, from updating the value of additional rights in some assets.

In the consolidated report of Alon Blue Square, the majority of the impairment that was recorded in the first half of 2015 was reversed since it was recorded for branches that are used by Mega and were classified in the consolidated financial statements as fixed assets until the date the Company lost control in Mega.

Other expenses, net in the first nine months of 2015 amounted to NIS 171.8 million (U.S. $43.8 million) compared to other income of NIS 32.3 million in the first nine months of 2014. These expenses include mainly goodwill amortization of NIS 138.5 million (U.S. $35.3 million) for Naaman and the investment in Diners.

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Share in gains of associates in the first nine months of 2015 amounted to NIS 5.6 million (U.S. $1.4 million) compared to a profit of NIS 17.5 million in the corresponding period last year. The main decrease in this period derived from updating the value of the land with the progress of construction rate of the Tel Aviv Mall in the wholesale market in the corresponding period.

Operating loss before financing in the first nine months of 2015 amounted to NIS 116.8 million (U.S. $29.8 million) (32.8% of revenues) as compared to operating profit of NIS 41.4 million (14.0% of revenues) in the corresponding period last year. The transition into operating loss mainly derived from increase in other expenses.

In the Real Estate segment, operating profit amounted to NIS 102.3 million (U.S. $26.1 million) (58.5% of revenues) as compared to operating profit of NIS 185.0 million in the corresponding period last year, a decrease of 44.7%, which derived from impairment of investment property this year compared to an increase in value in the corresponding period last year and from a decrease in the earnings of associates in this period compared to the corresponding period last year.

In the Houseware and Textile segment, operating profit before financing amounted to NIS 7.0 million (U.S. $1.8 million) (3.1% of revenues) as compared to operating profit of NIS 10.5 million in the corresponding period last year. The decrease in operating profit derived from decrease in sales and gross profit.

Finance costs, net in first nine months of 2015 amounted to NIS 127.0 million (U.S. $32.4 million) as compared to net finance costs of NIS 97.9 million in the corresponding period last year. The increase in finance costs, net derives mainly from updates in the measurement of the Company's financial liabilities and guarantees the Company issued to Mega in the amount of NIS 70.7 million (U.S $ 18.0 million) that was mainly offset by the CPI effect on the Company's financial liabilities which are partly linked to the CPI. In the first nine months of 2015, the known CPI decreased by 0.2% compared to an increase of 0.1% in the corresponding period last year.

Taxes on income tax income in first nine months of 2015 amounted to NIS 19.7 million (U.S. $5.0 million) as compared to tax expense of NIS 22.1 million in the corresponding period last year. The decrease in tax expenses derives from recording a tax asset for the Company's investments in B group and Alon Cellular and was partly offset by recording a tax provision for investments in BSRE and Diners.

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Net loss from continued operations in the first nine months of 2015 amounted to NIS 224.0 million (U.S. $57.1 million) compared to a net loss of NIS 78.6 million in the corresponding period last year. The loss from continued operations in the first nine months of 2015 attributed to the Company's shareholders amounted to NIS 259.7 million (U.S. $66.2 million) or NIS 3.9 per share (U.S. $1.0) and the income from continued operations attributed to non-controlling interests amounted to NIS 35.6 million (U.S. $9.1 million).

Net loss from discontinued operations in the first nine months of 2015 amounted to NIS 1,085.5 million (U.S. $276.7 million) compared to a profit of NIS 43.1 million in the corresponding period last year. The loss from discontinued operations in the first nine months of 2015 attributed to the Company's shareholders amounted to NIS 949.7 million (U.S. $242.1 million) or NIS 14.4 per share (U.S. $3.7) and the loss from discontinued operations attributed to non-controlling interests amounted to NIS 135.8 million (U.S. $34.6 million).

The loss balance from discontinued operations in the reported period is composed of Mega's results in the first half of 2015, from loss of control in Mega , from the Company's share in the results of Dor Alon in the period and impairment loss of the Company's investment in Dor Alon and from the Board resolution to realize the Company's holdings in Dor Alon.

Mega:

Loss from discontinued operations attributed to Mega includes the Company's share in the operating loss of Mega results for the first half of 2015 as included in the consolidated statement as of that date amounting to NIS 381.7 million (U.S. $97.2 million)(see details below) and other expenses of NIS 78.2 million (U.S. $19.9 million) deriving from recording guarantees extended to Mega previously and liabilities the Company assumed under Mega's arrangement that was approved in court (see the note on Mega's deconsolidation in additional information) in a total amount of NIS 654.4 million (U.S. $166.8 million) net of Mega's shareholders' deficiency upon deconsolidation in the amount of NIS 576.2 million.

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Dor Alon

Loss from discontinued operations attributed to Dor Alon includes the Company's share the net loss of Dor Alon for 6 months as included in the consolidated statement as of that date amounting to NIS 16.5 million (U.S. $4.2 million) and loss of NIS 641.9 million (U.S. $163.6 million) deriving from the resolution to present the investment in Dor Alon as an activity designated for realization and setting the investment at market value in the books (see the note on discontinued operations of Dor Alon in additional information).

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Cash flows for the first nine months of 2015

Cash flows from operating activities: Net cash flow used in operating activities amounted to NIS 164.9 million (U.S. $42.0 million) in the first nine months of 2015 compared to net cash flow provided by operating activities of NIS 478.4 million in the comparable period last year. The main decrease in cash flow provided by operating activities derived from increase in loss from continued operations of NIS 187.2 million (U.S. $47.7 million), from changes in net working capital in the amount of NIS 234.9 million (U.S. $59.9 million), and from taxes paid in the amount of NIS 19.0 million (U.S. $4.8 million) in the period compared to tax payments of NIS 3.3 million in the corresponding period last year.

Cash flows from investing activities: Net cash flows provided by investing activities amounted to NIS 60.4 million (U.S. $15.4 million) in the first nine months 2015 as compared to net cash flows used in investing activities of NIS 112.4 million in the first nine months last year. Cash flows provided by investing activities in this period mainly included the proceeds from realization of property and equipment of NIS 90.1 million (U.S. $22.9 million), proceeds from realization of marketable securities in the amount of NIS 242.0 million (U.S. $ 61.7 million), repayment of loans granted to interested parties and others of NIS 142.6 million (U.S. $ 36.3 million), proceeds from sale of associate of NIS 19.4 million (U.S. $ 4.9 million) and interest received of NIS 8.4 million (U.S. $ 2.1 million) offset by the purchase of investment property, property and equipment and intangible assets in a total of NIS 112.4 million (U.S. $28.6 million), funding deconsolidated subsidiaries of NIS 32.6 million (U.S. $ 8.3 million) funding a subsidiary that was deconsolidated and transferred to equity in the amount of NIS 137.0 million (U.S. $ 34.9 million) and investment in marketable securities of NIS 103.9 million (U.S. $ 26.5 million). In the first nine months of 2014 the cash flows used in investing activities mainly included the purchase of investment property, property and equipment, and intangible assets of NIS 251.6 million, grant of long term loans of NIS 67.1 million, net of proceeds from the sale of property and equipment and investment property in the amount of NIS 55.4 million, and interest received of NIS 10.9 million.

Cash flows from financing activities: Net cash flows used in financing activities amounted to NIS 258.7 million (U.S. $65.9 million) in the first nine months of 2015 as compared to net cash flows used in financing activities of NIS 414.6 million in the corresponding period last year. The cash flows used in financing activities this period mainly included repayment of long term loans of NIS 323.1 million (U.S. $82.3 million), repayment of bonds of NIS 324.3 million (U.S. $82.7 million), repayment of commercial papers of NIS 111.2 million (U.S. $28.3 million), decrease in short- term credit from banks and others of NIS 121.5 million (U.S. $30.9 million) and interest payments of NIS 118.4 million (U.S. $30.2 million), and dividend payment to non-controlling interests of NIS 36.2 million (U.S. $9.2 million), and were offset by receiving long term loans of NIS 354.3 million (U.S. $90.3 million), receipt of long term loans from parent company of NIS 140.0 million (U.S. $35.7 million), and purchase of shares in subsidiaries by non- controlling interest in the amount of NIS 217.2 million (U.S. $55.4 million). The net cash flows used in financing activities in the first nine months of 2014 included mainly repayment of long term loans of NIS 475.3 million, bond repayments of NIS 409.7 million, interest payments of NIS 158.9 million, decrease in short term bank credit of NIS 95.5 million and a payment of dividend to non-controlling interest of NIS 40.3 million, and was offset by receipt of long term loan of NIS 609.0 million and issuing bonds of NIS 156.0 million.

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Results for the third quarter of 2015

Continued operations:

Revenues

Revenues in the third quarter of 2015 amounted to NIS 144.4 million (U.S. $36.8 million) as compared to revenues of NIS 99.0 million in the comparable quarter last year, an increase of 45.9% mainly deriving from recording rental income from Mega effective the quarter in which Mega was deconsolidated.

Revenues of the Real Estate segment – increase in rental income of 2.8% from NIS 57.0 million in the third quarter of 2014 to NIS 58.6 million (U.S $ 14.9 million) in the current quarter. The increase in revenues in this quarter mainly derived from the leasing of new commercial spaces and offices compared to corresponding quarter last year.

Revenues of the Houseware and Textile segment – amounted in this quarter to NIS 76.8 million (U.S. $19.6 million) compared to NIS 78.2 million in the corresponding quarter last year, a decrease of 1.8%. The decrease in sales derived from decrease in sales in the housewares.

Gross profit in the third quarter of 2015 amounted to NIS 92.0 million (U.S. $23.5 million) (63.7% of revenues) as compared to gross profit of NIS 44.1 million (44.6% of revenues) in the comparable quarter last year, an increase of 108.6%. The increase in the gross profit compared to the corresponding quarter last year was mainly deriving from recording rental income from Mega in the quarter as aforesaid.

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In the Houseware and Textile segment, gross profit amounted to NIS 43.3 million (U.S. $11.0 million) (56.4% of revenues), compared to NIS 42.2 million in the third quarter of 2014 (54.0% of revenues), an increase of 2.6%. The increase in gross profit derived from an increase in the home textile segment offset partly from decrease in houseware segment.

Selling, general and administrative expenses in the third quarter of 2015 amounted to NIS 47.2 million (U.S. $12.0 million) (32.7% of revenues), compared to expenses of NIS 51.8 million (52.3% of revenues) in the comparable quarter last year, a decrease of 8.9%.

In the Real Estate segment, these expenses amounted to NIS 5.4 million (U.S. $1.4 million) compared to NIS 4.7 million in the third quarter of 2014.

In the Houseware and Textile segment, these expenses amounted to NIS 40.1 million (U.S. $10.2 million) compared to NIS 38.8 million in the third quarter of 2014, an increase of 3.4% deriving from the increase in payroll and advertising expenses that were effected from the holiday timing this year and were offset partly in this year from decrease in logistical expenses.

Increase in fair value of investment property in the third quarter of 2015 the Company recorded a profit in the amount of NIS 6.9 million (U.S. $1.8 million) compared to a profit of NIS 2.6 million in the corresponding quarter last year.

Other income (expenses), net other expenses in this quarter amounted to NIS 36.7 million (U.S. $9.4 million) compared to other income of NIS 28.1 million in the third quarter of 2014. The expenses in this quarter include amortization of investment in Diners following for the consideration expected to be received from its sale and goodwill amortization of Naaman.

Share in gains of associates in this quarter amounted to NIS 2.5 million (U.S. $0.6 million) compared to a profit of NIS 0.8 million in the corresponding quarter last year.

Operating profit before financing in this quarter amounted to NIS 17.5 million (U.S. $4.5 million) (12.2% of revenues) as compared to operating profit of NIS 23.9 million (24.1% of revenues) in the third quarter of 2014. The decrease in the operating profit deriving from increase in other expenses was partly offset by an increase in revenues due to recording rental income from Mega in the quarter Mega was deconsolidated.

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In the Real Estate segment, operating profit before financing amounted to NIS 61.3 million (U.S. $15.6 million) (104.6% of revenues) as compared to operating profit of NIS 58.4 million in the third quarter of 2014, an increase of 5.0%, which mainly derived from increase in rental income, increase in fair value of investment property, increase in profits of an associate and was partly offset by an increase in selling, general and administrative expenses.

In the Houseware and Textile segment, operating profit before financing amounted to NIS 3.3 million (U.S. $0.8 million) (4.3% of revenues) as compared to operating profit of NIS 3.0 million in the third quarter of 2014.

Finance costs, net in this quarter amounted to NIS 100.1 million (U.S. $25.5 million) as compared to net finance costs of NIS 34.2 million in the third quarter of 2014. The finance expenses this quarter include expenses of NIS 70.7 million (U.S $ 18.0 million) mainly from updates in the measurement of liabilities and guarantees extended by the Company to Mega.

Taxes on income tax income in this quarter amounted to NIS 60.8 million (U.S. $15.5 million) as compared to tax expenses of NIS 2.3 million in the third quarter of 2014. The decrease in tax expenses derives from recording a tax asset for the Company's investment in B Group and Alon Cellular and was partly offset by recording a tax provision for investments in BSRE and Diners.

Net loss from continued operations in this quarter amounted to NIS 21.8 million (U.S. $5.6 million) compared to a net loss from continued operations of NIS 12.6 million in the corresponding quarter last year. The loss of this quarter attributed to the Company's shareholders amounted to NIS 35.3 million (U.S. $9.0) or NIS 0.54 per share (U.S. $0.14) and the income attributed to non-controlling interests amounted to NIS 13.5 million (U.S. $3.4 million).

Net loss from discontinued operations in this quarter amounted to NIS 721.4 million (U.S. $183.9 million) compared to a profit of NIS 20.8 million in the corresponding quarter last year. The loss from discontinued operations of this quarter attributed to the Company's shareholders amounted to NIS 585.6 million (U.S. $149.3 million) or NIS 8.9 per share (U.S. $2.3 and the loss from discontinued operations attributed to non-controlling interests amounted to NIS 135.8 million (U.S. $34.6 million).

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The loss balance from discontinued operations in this quarter is composed of the loss of control in Mega and impairment loss of the Company's investment in Dor Alon resulting from the Board resolution to realize the Company's holdings in Dor Alon.

Mega:

Loss from discontinued operations, net, in this quarter amounted to NIS 78.2 million (U.S $ 19.9 million) deriving from recording guarantees given to Mega previously and liabilities the Company assumed under the arrangement that was approved in court (see the note on deconsolidation in additional information).

Dor Alon

Loss from discontinued operations in this quarter includes a loss of NIS 641.9 million (U.S. $163.6 million) deriving from the decision to present the investment in Dor Alon as an activity designated for realization and display the investment in the books at market value (see the note on discontinued operations of Dor Alon in additional information).

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Cash flows for the third quarter of 2015

Cash flows from operating activities: Net cash flow used in operating activities amounted to NIS 17.9 million (U.S. $4.6 million) in the third quarter of 2015 compared to net cash flow provided by operating activities of NIS 144.1 million in the comparable quarter last year. The main decrease in cash flow provided by operating activities derived from increase in loss from continued operations of NIS 72.2 million (U.S. $18.4 million) and from changes in working capital in the amount of NIS 178.9 million (U.S. $45.6 million).

Cash flows from investing activities: Net cash flows used in investing activities amounted to NIS 191.3 million (U.S. $48.8 million) in this quarter as compared to net cash flows provided by investing activities of NIS 24.5 million in the corresponding quarter last year. Cash flows used in investing activities in this quarter mainly included the funding to a subsidiary that was deconsolidated and transferred to equity in the amount of NIS 137.0 million (U.S. $ 34.9 million), purchase of property and equipment, investment property, and intangible assets of total NIS 18.7 million (U.S. $4.7 million), and investment in marketable securities of NIS 9.7 million (U.S. $ 2.5 million) offset by proceeds from realization of marketable securities in the amount of NIS 23.9 million (U.S. $ 6.1 million) and interest received in the amount of NIS 2.2 million (U.S. $ 0.5 million). In the third quarter of 2014, the cash flows derived from investing activities mainly included the proceeds from the sale property and equipment and investment property of NIS 48.2 million, proceeds from the sale of marketable securities, net of NIS 115.6 million, and repayment of long term loans of NIS 51.3 million net of the purchase of property and equipment, investment property, and intangible assets in a total of NIS 93.3 million.

Cash flows from financing activities: Net cash flows provided by financing activities amounted to NIS 55.3 million (U.S. $14.1 million) in this quarter as compared to net cash flows used in financing activities of NIS 362.7 million in the corresponding quarter last year. The cash flows provided by financing activities this quarter mainly included the receipt of long term loan from parent company in the amount of NIS 140.0 million (U.S. $35.7 million), receipt of long term loan of NIS 164.3 million (U.S. $41.9 million), and purchase of shares in subsidiaries by non controlling interests in the amount of NIS 128.7 million (U.S. $32.8 million) offset by repayment of long-term loans of NIS 152.3 million (U.S. $38.8 million), repayment of bonds of NIS 181.4 million (U.S. $46.2 million), change in short term credit of NIS 20.6 million ( U.S $ 5.3 million)and interest payments of NIS 23.4 million (U.S. $5.9 million). The net cash flows used in financing activities in the third quarter of 2014 included mainly the repayment of long term loans of NIS 368.1 million, bond repayment of NIS 265.1 million, decrease in short term credit of NIS 70.5 million and  interest payments of NIS 46.5 million offset by receiving long term loans of NIS 385.9 million.

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Additional Information

Earnings before Interest, Taxes, Depreciation, and Amortization (ADJUSTED EBITDA)

In the first nine months of 2015, ADJUSTED EBITDA was NIS 135.9 million (U.S. $34.6 million) (38.1% of revenues) compared to NIS 124.9 million (42.1% of revenues) in the corresponding period last year.

In the third quarter of 2015, ADJUSTED EBITDA was NIS 58.5 million (U.S. $14.9 million) (40.5% of revenues) compared to NIS 43.3 million (43.8% of revenues) in the third quarter of 2014.

Events during the reporting period

Going concern comment in the Company's financial statements

Following Mega's debt arrangement, the Company assumed liabilities to support Mega, including injection of funds not to exceed the maximum amounts that were determined in the arrangement, and subsequently the Company extended various guarantees in favor of Mega. In addition, there are existing guarantees that were extended in favor of Mega on account of various liabilities of Mega prior to Mega's debt arrangement. Therefore, the success of Mega's reorganization plan has material implications on the cash resources of the Company.

In addition, the Company reached agreements in principle for rescheduling its debt which have not yet approved by its financial creditors – the bank lenders and the Series C bondholders. In the event these agreements in principle are not formulated into definitive agreements duly approved by all relevant parties, the Company will be required to sell all of its assets within a short time period in order to repay all of its liabilities, which will result in the impairment of the Company's assets.

In light of the uncertainty regarding the success of Mega's reorganization plan and the need to consummate the Company's debt arrangement with its financial creditors and to sell assets for amounts that reflect their fair value, which depend among others, on agreements with third parties, there are substantial doubts regarding the Company's continued existence as a "going concern".

The Company's management believes that subject to the success of Mega's reorganization plan, which would result in the reduction of liabilities and guarantees of the Company in favor of Mega and continuation of Mega as a going concern (including but not limited to compliance by Mega with its payments to property owners, employees and suppliers such that the Company will not be required to realize guarantees for Mega), and subject to the completion of the arrangement in principle as agreed with the Company's financial creditors, the Company has assets that exceed the value of its liabilities.

The Company's report does not include adjustments regarding the value of assets and liabilities and their classification that may be required should the Company not be able to continue and operate as a "going concern".

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Going concern comment in Mega's financial statements

Mega has accumulated significant losses in recent years. These losses during the nine month period ended September 30, 2015 amounted to NIS 565 million. In 2014 and 2013 the losses of Mega and its subsidiaries amounted to NIS 436 million and NIS 130 million, respectively. Mega's shareholders' deficiency as of September 30, 2015 amounted to NIS 345 million and the excess of current liabilities over current assets at that date amounted to NIS 180 million.

Following a deterioration in the financial strength of Mega and as part of its reorganization plan, Mega reached an agreement with its employees as well as an arrangement with some of its creditors (the "the arrangement" or "the creditors arrangement" or Mega's arrangement) in a proceeding under section 350 of the Companies' Law conducted in the Lod District Court (hereinafter: "Court proceedings"). In addition, Mega petitioned the District Court seeking the issuance of a stay of proceedings order with respect to its subsidiaries. Immediately after approval of Mega's debt arrangement by the District Court in July 2015 and in recent months, Mega's management together with the Board of Directors, which includes a number of new members appointed under the arrangement, adopted considerable efficacy measures that included: the closure of 32 supermarket branches, reduction of the personnel roster by approximately 1000 employees, and investment of considerable efforts to meet the targets of its business plan underlying the approved arrangement.

Demand by some suppliers for guarantees from the parent company, Blue Square, and negative publicity regarding the parent company's disputes with its creditors, resulted in recent weeks in changes in the credit terms from suppliers and a significant slowdown in the supply of goods by Mega's suppliers to its retail stores. This slowdown has led to a decrease in sales and is one of the central causes for Mega's deviation from the reorganization plan. Other significant causes for Mega's deviation from the reorganization plan are a sale of only a part of the branches that were closed, and at a slower pace and for consideration less than Mega's forecasts prior to the arrangement, and the need to pay rental fees on account of some of the branches that were closed for a longer period than planned. To increase the prospects of the success of the reorganization, on November 25, 2015, Mega's Board of Directors resolved to take other efficiency measures, mainly the sale of Mega's discount stores (YOU) and focus on the operation of the city store chain.

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Mega's Board of Directors and management believe that reaching an agreement for the sale of the YOU discount store chain, while reaching understandings with employees and suppliers and the continued operation of the reorganization plan while focusing on operating the city store chain, will increase the prospects of the plan's success.

Given the uncertainties in realizing Mega's plan for selling the discount YOU stores, inter alia, because of the need to rapidly reach agreements with third parties (purchasers and tenants of assets) regarding the sale of supermarket branches, wholly or partially, and given the need to reach agreements with employees about significant reduction in manpower as a result of such sales, and in view of the need to financially strengthen Mega in the future beyond the obligations of the parent company and given the uncertainty about the willingness of the suppliers to maintain a steady supply of goods under the same credit terms prior to the arrangement,  Mega's management believes that there are substantial doubts regarding the continued existence of Mega as a going concern.

Mega's condensed financial statements do not include adjustments regarding the value of assets and liabilities and their classification that may be required if Mega will not be able to continue and operate as a going concern.

1.	The Company's share in the reorganization arrangement of Mega and its effects on the Company.

a.	The Company's share in the arrangement

As part of the reorganization arrangement, the Company has undertaken to inject to Mega NIS 320 million effective from June 1, 2015. As of September 30, the Company transferred to Mega an amount of NIS 187 million and provided guarantees in the amount of NIS 57 million (in addition to guarantees totaling NIS 120 million as of June 30, 2015) on account of future injections. In addition, bank debt guaranteed by the Company and a joint debt of Mega with the Company of NIS 260 million

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b.	Composition of Mega's board of directors and loss of control

Following the court's ruling dated July 2015, that the board of directors will be consisted of 7 directors 3 of whom are directors of the Company, the Company lost control of Mega. Following the loss of control, the investment in Mega is presented on equity basis and the effect of the deconsolidation is derecognition of Mega from the Company's reports and recording the Company's share in Mega's shares that were received and recording a liability for guarantees existed as of the deconsolidation date in addition to liabilities the Company has assumed under the arrangement: to pay the guaranteed debt and the commitment to inject funds to Mega as determined by the court. The liabilities and guarantees as of the loss of control date were measured at fair value and the effect on profit or loss (net of the negative investment in Mega that derecognized) was carried to loss from discontinued operations. The value of liabilities and guarantees as of September 30 2015 was re-measured and the difference in the value of liabilities between the periods was carried to profit or loss under financial expenses. As of September 30, the aforementioned liabilities amount to NIS 534.3 million net of an injection of funds actually made during the period in the amount of NIS 187 million. The comparative figures in the profit or loss statement have been restated such that Mega's results until the loss of control date were included in the Company's losses from discontinued operations and from that date will be included in operating activity. Upon changing the accounting treatment of investment in Mega to the equity method, the Company includes its share in the losses of Mega up to the level of liabilities and guarantees it took since as of the date of loss of control Mega has shareholders' deficiency and the Company included its liabilities to Mega at fair value, the Company does not include the results of Mega from the loss of control date, but only the effect of the change in the value of liabilities between periods. The liabilities and guarantees were measured according to fair value model which is based on various scenarios which may occur. In practice, these scenarios may not take place or may take place at a different date than the date it was assumed that such scenarios will take place, if the liabilities and/or guarantees will be exercised differently than the assumptions underlying the measurement basis, the Company may record an additional expense.

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Composition of liabilities and guarantees:

	30.6.2015	30.9.2015
	NIS in thousands
Guarantees:
Rentals of branches	66,315	68,647
Suppliers credit insurers	70,239	85,305
"guaranteed debt, net"	170,432	187,955
Employee rights	14,053	18,348
	321,039	360,265
Other liabilities:
Option to suppliers	41,856	41,856
Injection to capital	160,000	-
Subordinate loan	80,000	52,169
Credit line	57,134	80,000
	338,990	174,025
Assets:
Asset for Mega's liabilities to Blue Square	(5,615)	-
	(5,615)	-
Total liabilities	654,414	534,290

As of September 30, 2015, the liabilities are presented net of capital injections of NIS 187 million that were transferred to Mega.

The assumptions used to determine the fair value of guarantees and liabilities as of June 30, 2015:

•	It is assumed that a guarantee will be exercised upon the occurrence of "insolvency" event in Mega.

•	The forecasted probability of occurring "insolvency" event in Mega was estimated in accordance with the assessment methodology of Probability of Default, using the credit rating assumed as appropriate for Mega and the debt repayment rate Mega's creditors expect to receive at any period during the life of the guarantees and liabilities.

Debt repayment rate at the starting point is estimated in accordance with the financial statements of Mega as of June 30, 2015, while assuming a gradual improvement in the debt repayment rate.

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•	Guarantee for leasing of assets – the value of guarantee regarding branches for which the Company guarantees the payment of rental fees, municipal taxes and management fees:

•	Expected cash flows in the event of exercising the guarantee is estimated in a period of six months where at the end of this period the assumption is that an alternative tenant will be found for the assets.

•	For rental agreements that are not at fair price, an additional cash flows is estimated for the difference between the contractual rental fees and the fair rental fees according to the remaining contract term.

•	The value of guarantee is estimated based on the life of the rental agreements.

•	Guarantee for supplier credit insurers – the value of the guarantee regarding guarantees that were extended by the Company prior to the arrangement of the following supplier credit insurers:

•	According to the terms of the guarantees – guarantee lines, deductible rate of suppliers and the guarantee period – as signed with these companies.

•	Guarantee for "guaranteed debt" - under the arrangement, it was agreed that the settlement of Mega's bank debt balance of NIS 261.9 million will be carried out by the Company pursuant to an arrangement to be determined separately between the Company and the banks. Also, it was determined that if the Company will repay part of the outstanding balance of the guaranteed debt it will take the place of the banks as a creditor of Mega, up to the amount it paid only after the debt balance (non-guaranteed) of Mega to Hapoalim Bank will be reduced below the amount of NIS 80 million. Under the assumption that credit terms to be agreed upon for the repayment of the guaranteed debt will be based on the Company's credit rating, the fair value of the guaranteed debt equal to the guaranteed debt balance at June 30, 2015.

•	Value of the asset against a guarantee for the "guaranteed debt" – it was agreed in the arrangement that if the Company pays amounts on account of the guaranteed debt it will take the place of the banks as a creditor of Mega in certain conditions. The value of the Company's asset regarding the guaranteed debt is estimated according to the following assumptions:

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•	The debt bears linked annual interest of 3% payable annually.

•	The debt principal will be repaid in equal installments of principal and interest, from the date the non-guaranteed debt balance of Mega to Hapoalim Bank is reduced under a total of NIS 80 million.

•	The debt principal will be repaid over 7 years and according to the debt service capability of Mega.

•	In the first stage, the guaranteed debt cash repayments were calculated by Mega over the repayment period and according to the cumulative probability of Mega's survivability over the period and in the second stage, these cash flows were discounted at the linked risk-free interest rate for the entire period.

•	Guarantee for employee rights - The Company guarantees the accrued rights and accumulated sick leave of employees who have been transferred from the Company to Mega in early 2011. The Company's guarantee is for accrued amounts up to the date the employees were transferred.

•	Liability for working capital framework - under the arrangement, the Company has undertaken to inject a total of NIS 80 million to Mega as a working capital framework for Mega's operations. It was assumed that the representative liability for the working capital framework will amount to NIS 80 million over the liability period of Mega to repay the deferred debt to suppliers over 5 years.

•	Option to suppliers – under the arrangement, it was agreed that 30% of the debt to suppliers as of June 30, 2015 will be deferred for a period of 2 years to be repaid effective from July 15, 2017 in 36 equal monthly installments. In addition, it was agreed that against the deferred debt, the suppliers will be granted non-marketable option for 5 months to convert the deferred debt into the Company's shares as detailed in the arrangement.

The fair value of the option is also estimated as of September 30 under the same assumptions.

•	Capital injection and subordinated loan - under the arrangement, the Company undertook to inject to Mega NIS 160 million as equity and an additional amount of NIS 80 million as subordinated loan. An estimation was carried out for the asset that resulted to the Company against the capital injection and the subordinated loan in the amount of the difference between the economic value of the equity of Mega before and after capital injections. The economic value of shareholders' equity of Mega was estimated using the Merton model

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The assumptions used to determine the fair value of guarantees and liabilities as of September 30, 2015:

•	The option to suppliers as of September 30, 2015 was measured at fair value.

•	As of September 30, 2015, NIS 160 million were injected as equity to Mega and NIS 27.8 million as subordinated debt.

•	The guarantees, liabilities and additional assets (other than the guaranteed debt) were estimated by best estimate approach.

•	The liability for the guaranteed debt was estimated at fair value following an assumption that was implemented on June 30, 2015 and since as of September 30, 2015 an amortization schedule was not yet determined for the liability.

•	The above assumptions were made in accordance with management scenario that assumes the highest probability. In practice, the amounts the Company is required to pay may be higher. The Company believes that at stress scenario the total amount may be higher by NIS 100-150 million compared to September 30,2015.

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Cash flows used in the deconsolidation of Mega:

1.7.2015
NIS in thousands
Trade receivables and checks payable	203,443
Inventory	259,776
Other accounts receivable	3,717
Property and equipment and other assets, net	440,051
Short term credit	(512,437)
Trade payables	(638,230)
Provisions for other short term liabilities	595,091
Other accounts payable	(248,894)
Accrued severance pay	(52,003)
Income (loss) from realization of investment	(78,248)
(27,734)

2.	Support of the controlling shareholder – Alon Oil Company

a.

a. In June 2015, the Company's parent company, Alon Israel Oil Company Ltd. charged in favor of a bank a deposit of NIS 75 million which was used as collateral for the credit line for three months at the same amount the bank extended to the Company. As of September 30, 2015, the credit line was paid.

b.	On July 27, 2015, the Board of Directors of Alon Oil Company approved to inject a total of NIS 95 million as a bridge loan to the Company which shall be repaid from the proceeds the Company shall receive from a rights' issuance of NIS 150 million, under which the parent company has committed to participate according to its holding rate (NIS 110 million) such that the above deposit with the sum that was injected will amount to NIS 170 million consisting of NIS 110 million as a bridge loan to be repaid as aforesaid from the proceeds the Company will receive for the share of the parent company in the rights' issuance and NIS 60 million constituting a long-term loan to be repaid after the full repayment of the Company's debt to banks and bondholders. In addition, the parent company committed to extend to the Company a short-term loan of NIS 50 million to be used by the Company to support Mega's reorganization plan. The short-term loan shall be repaid when the Company disposes part of its investments in subsidiaries. These loans were approved as a qualified transaction bearing no interest but shall be CPI-linked. As of the date of issuing the financial report, Alon Oil Company injected to the Company NIS 140 million which were treated from an accounting aspect as follows: NIS 80 million on account of rights issuance were classified as a short term loan and CPI linked and NIS 60 million on account of the subordinated loan were discounted over 7 years according to the returns' interest on bonds of the Company. The differences of value were carried directly to equity. In addition, the amount of NIS 30 million was received in October.

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c.	Qualifying transaction for the sale of Dor Alon shares

On November 8, 2015, Alon Oil Company acquired in a qualifying transaction from the Company, shares of Dor Alon at a financial scope of NIS 50 million (8.04% of shares), representing a replacement for grant of short-term loan that was agreed upon in the resolution of the Board of Directors of the parent company in July 2015. As part of the qualifying transaction additional conditions were determined in the case of selling the shares by Alon Oil Company allowing further consideration to the Company. To secure the additional payments, in case of selling the shares, 20% of the sold shares of Dor Alon were pledged.

3.	Sale of Dor Alon

On July 20, 2015, the Company's Board of Directors decided to realize all of its holdings in Dor Alon, in order to meet the liabilities the Company undertook in the reorganization arrangement of Mega as approved by the court on July 15, 2015. These liabilities were higher than the amounts the Company intended to inject to Mega in the framework of the motion to the court on June 29, 2015. As of September 30, 2015, Dor Alon is presented as an activity designated for realization at a value of NIS 576.5 million according to the quoted value of the shares on the Stock Exchange on September 30. The loss of NIS 625.5 million (net of taxes) as a result of the impairment loss is recorded as part of activity designated for realization.

4.	Financial debt arrangement in Blue Square

a.	Non- compliance with financial covenants

The Company has a bank loan of NIS 142 million as of September 30, 2015. Under the terms of the loan, the lowering the Company's rating by a recognized rating company (Maalot or Midroog) below BBB under Maalot`s ratings or Baa2 under Midroog's ratings, will give the bank the right to demand immediate repayment of the debt. As of publication date of this report, the Company's rating is B3 under credit review with uncertain implications and therefore, the loan balance was classified into credit and short-term loans from banks and others as part of current liabilities in the balance sheet.

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b.	Settling the bank debt of the Company

Upon completion of the reorganization arrangement of Mega and following the lowering of rating of the Company, the Company has bank debt amounting to approximately NIS 522 million which is due for immediate repayment. As described below in the reorganization arrangement of Mega, most of the banks agreed to defer under certain conditions the repayment of the debt for half a year and Discount Bank has agreed to defer payment until September 30. After the balance sheet date, the Company reached agreements with Discount Bank that at this stage the debt will not be put for immediate repayment.

c.	Series C bonds

On July 28, 2015, representatives and legal counsel were appointed for Series C bondholders.

On November 5, 2015, it was determined in the bondholders' meeting to defer the payment date of principal and interest from November 4 to December 8, 2015.

As of September 30, the Company included a going concern comment in its financial statements and accordingly the balance of bonds presented in long term liabilities was classified to short term liabilities.

d.	Outline of agreements with the Company's financial creditors

On November 2, 2015, under the negotiations conducted by the Company with the representatives of Series C bond holders and the Company's creditor banks, principles were formulated for an outline of deployment and reorganization of the financial debt, including the guaranteed debt of the Company. As part of the outline, it was agreed that effective from November 1, 2015 all debts bear interest at the rate of 4% per annum linked to the CPI to be paid regularly by semi-annual installments each year, 1% interest will accrue and paid at the final payment date of the principal, as well as the outline determined an addition of up to 1% interest, which terms will be determined in a detailed agreement. In addition, principal payments (pro-rated among banks and bondholders) will be paid at a rate of 2% each year from November 2017 until 2019. The outstanding principal will be repaid in one payment in November 2020. In addition, it was agreed that debt repayment would be accelerated if Dor Alon or BSRE will be sold, and the debt holders will receive up to 10% of the Company's shares.

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5.	Sale of BSRE shares

a.	On February 8, 2015, the Company sold 5% of BSRE shares for NIS 72.3 million. After the sale the Company held 64.71% of BSRE share capital.

b.	On February 26, 2015, the Company sold 1% of BSRE shares for NIS 15.4 million. After the sale the Company held 63.71% of BSRE share capital. The sale was carried out so as to increase the public holdings in the shares as defined in the stock exchange directives, to over 35% on the next examination date beginning February 28, 2015 and by that increase the weight of BSRE share in the indices calculated by the stock exchange.

c.	On June 30, 2015, the Company sold 2.5% of BSRE shares for NIS 34.7 million. After the sale the Company held 61.19% of BSRE share capital. The sale of the shares was carried out at the end of the trading day and therefore the consideration was received on July 1, 2015.

d.	On August 31, 2015, the Company sold 7.27% of BSRE shares for NIS 93.4 million. After the sale the Company held 53.92% of BSRE share capital.

6.	Changes in the Company's management

a.	Resignation of Amit Ben Itzhak from his position as the chairman of the Board of Directors of Alon Blue Square and the appointment of Avigdor Kaplan as the chairman

On August 10, 2015, Mr. Amit Ben-Itzhak, the Chairman of the Board, informed the Board of his intention to resign from his position as Chairman of the Company due to overwork from his various functions, and he shall continue his functions in the group, among others as Chairman of Alon Israel Oil Company Limited. The Board of Directors thanked Mr. Ben-Itzhak for his many contributions to the Company during his tenure and decided to appoint Mr. Avigdor Kaplan, who will take office as Chairman, replacing Mr. Amit Ben-Itzhak after a CEO is appointed for the Company in place of Mr. Kaplan.

b.	The appointment of Israel Yaniv as the CEO of Alon Blue Square

On August 13, 2015, the Board approved the appointment of Mr. Israel Yaniv as the CEO of Alon Blue Square. Mr. Israel Yaniv served from 2000-2015 as the CEO of Dor Alon, a subsidiary of Alon Blue Square. From 1996 to 2000 he served as the CEO of Supergas Ltd. Mr. Israel Yaniv holds a BA and MA degrees in Chemical Engineering from the Technion in Haifa. With the appointment of Mr. Yaniv as CEO, Mr. Kaplan took office as the Chairman.

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c.	Retirement of the director Yonel Cohen

On October 26, 2015, Mr. Yonel Cohen informed the Board that he concludes his position.

d.	The appointment of Michael Lazar as director

The Board of Directors has approved the appointment of a new director, Mr. Michael Lazar. Mr. Lazar has served as the Chairman of Mishkey Hadarom Aguda Haklait Shitufit Ltd. (Mishkey Hadarom) since September 2015. Prior to that, Mr. Lazar served as the business manager of Mesu'ot Yitzhak settlement, leading all its business fields and business development. Mr. Lazar currently serves as director also in Albad Ltd. and in the Economic Management of Mesu'ot Yitzhak. Mr. Lazar holds a B.A. degree in Economics and Human Resources from the Ben-Gurion University of the Negev.

The Company also announced the end of the term of Mr. Mordechay Ventura as director of the Company. The Company expresses its appreciation and thanks to Mr. Ventura for his service to the Company.

7.	Material Lawsuits

a.	In July 2015, a claim was filed against the Company and Mega with the Tel Aviv District Court, in connection with the 51% subsidiary of Mega, Eden Health Teva Market Ltd. ("Eden"), by the minority shareholders (49%) in Eden. The plaintiffs allege that the Company and Mega took actions to exploit them as minority shareholders in Eden, in connection with the filing of the petition for stay of proceedings of Eden by Mega and Eden. The plaintiffs allege that the Company breached the agreement signed with them at the time the Company invested in Eden (the investment was transferred later on to Mega), in order to force the sale of their holdings in Eden in a lower price than the market value.

The plaintiffs seek the court to order the Company to purchase their holdings in Eden at their market value (as claimed by them), or at the value that was on the date of the Company's original investment in Eden. The Company rejects the valuations claimed by the plaintiffs. As of today, the Company is evaluating the claim and denies all of the allegations, although at this early stage of the proceedings it is unable to assess the prospects of the lawsuit.

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b.	Another lawsuit was filed in July 2015 with the Tel Aviv District Court against the Company, Mega, and whoever served as members of the board of directors of Mega, by one of Mega's suppliers of dairy products. As a part of the lawsuit filed, an approval as a derivative claim is requested, alleging that in 2013 Mega conducted a prohibited distribution of dividends in the amount of approximately NIS 100 million. The plaintiff requests the court to order the Company and directors to return to Mega all payments and/or dividends and/or benefits and/or rights received by them in connection with the said distribution. In addition, the plaintiff requests the court to order the Company and Mega to provide documents and information about Mega, including its financial statements for 2011 - 2014. As of today, the Company examined the lawsuit and denies all allegations contained therein, but at this early stage of the proceedings, it is unable to assess the prospects of the lawsuit, including the prospects for its approval as a derivative claim.

8.	Rating

a.	On March 10, 2015, Midroog ratified the A3 rating with negative outlook of series C bonds and lowered to P2 the rating of the Company's commercial papers.

b.	On April 1, 2015, Midroog lowered the rating of the Company's series C bonds from A3 to Baa1 and put the rating under review with negative –neutral implications. In addition, the rating of the Company's commercial papers remained P2 under review.

c.	On May 20, 2015, Midroog lowered the rating from Baa1 to Baa2 and left the rating under review with uncertain implications.

d.	In May 2015, the Company completed the repayment of the commercial papers.

e.	On July 7, 2015, Midroog lowered the rating from Baa2 to Baa3 and left the rating under review with negative implications.

f.	On July 29, 2015, Midroog lowered the rating from Baa3 to Ba2 and left the rating under review with negative implications.

g.	On October 27, 2015, Midroog lowered the rating from Ba2 to B3 and left the rating under review with uncertain implications.

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Events during the reported period from continued operations

Real estate segment (BSRE)

a.	Wholesale market complex

Sale agreements with apartment purchasers

On or about the date of issuing the report, the residence company entered into commitment for 715 sale agreements with a scope of NIS 1,878 million (including VAT) and received advances of NIS 1,271 million (including VAT).

Commercial spaces in the mall

As of September 30, 2015, lease agreements were signed or are to be signed for 22,821 square meters of the commercial spaces.

b.	Givon Parking Lot – Tel Aviv

The parking lot was established by BSRE and a third party via a jointly controlled company and includes 1,000 parking spaces. The parking lot was opened to the public in April 2015. The development of the square was completed and its handing over to Tel Aviv municipality has commenced.

c.	On March 16, 2015, BSRE declared a dividend distribution of NIS 30 million which was paid on April 15, 2015. The Company's share was NIS 19.1 million (U.S $ 4.9 million).

d.	On May 20, 2015, BSRE declared a dividend distribution of NIS 30 million which was paid on June 11, 2015. The Company's share was NIS 19.1 million (U.S $ 4.9 million).

e.	On November 5, 2015, the Board of Directors of BSRE approved the entry into addendum to the rental agreements from 2006 and from 2009 with Mega Retail. For the main details, see Mega's arrangement section 4(d) of the report.

Houseware and Textile segment (Naaman)

a.	As of September 30, 2015, the Company operates 118 stores (of which 12 franchised) according to the following breakdown: Na'aman – 67 stores, Vardinon – 51 stores.

b.	Goodwill amortization – Naaman

The Company and Bee Group have goodwill attributed to the purchase of Naaman. Following the exit of Mega from 32 branches and the deterioration of its results, Naaman updated in the second quarter of the year its forecasts for future sales and profit and according to the new forecast goodwill amortization of NIS 60 million was carried out.  In the third quarter, following the decision to sale a chain of discount stores Mega (YOU), excess cost amortization in an amount of NIS 24 million was carried out.

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Other segment

a.	Agreement for the sale of Kfar Hashaashuim

On June 22, 2015, an agreement was signed between Bee Retail Group, Retail 3000 and Kfar Hashaashuim for sale of all of the holdings of Bee Group in Kfar Hashaashuim. The share transfer will take place with the full repayment of the debt, which the Company gave guarantee in favor of Bank Hapoalim and with the cancellation of the guarantee given by the Company in favor of Bank Hapoalim.

In return for the transfer of the shares, Retail 3000 has undertaken to pay Bee Group every year for five years from the date of signing the agreement five installments of NIS 1 million each, or 35% of the Company's net income in the same year, whichever is higher.

Under the agreement, Retail 3000 committed to repay the entire debt to Bank Hapoalim which is guaranteed by the Company until December 30, 2015.By the end of 2015, Bee Group or the Company will contribute inject to Kfar Hashaashuim  a total of NIS 19 million. In addition, it was decided in the agreement that, subject to the cancellation of a full and absolute guarantee of Blue Square and the commitment of Bee Group and upon completion of the share transfer, the loans granted to Kfar Hashaashuim shall be assigned in favor of Retail 3000.

b.	Alon Cellular –Agreement for the sale of Alon Cellular activity

On July 6, 2015, the Company signed an agreement with Pelephone for the sale of Alon Cellular activity. Upon the completion of the agreement, Alon Cellular shall be entitled to half the income from the transferred customers for 36 months. In addition, under the agreement, the purchaser shall be entitled to market and sell SIM cards in Mega stores in exchange for fees as determined in the agreement between the parties. The agreement is subject to the approvals of the relevant parties: the Ministry of Communications and the Antitrust Authority. In September and October 2015, the required regulatory approvals were received for consummating said agreement and in November 2015 the transaction was consummated. According to the number of transferred customers, Alon Cellular shall be entitled to a minimum consideration of NIS 10 million if its share in income from transferred customers over 3 years is lower than this amount. No material profit or loss is expected from the transaction.

c.	Investment in Diners – Negotiations for sale and provision for impairment

On November 29, 2015, the Company entered into an agreement with Dor Alon for the sale of all of their holdings in Diners (36.75% and 12.25%, respectively, a total of 49%) to Israel Credit Cards Ltd. (ICC) in a consideration of NIS 130 million.

The agreement states that ICC will pay the Company and Dor Alon further consideration of four additional equal installments amounting to NIS 5 million on March 31, 2016, September 30, 2016, March 31, 2017 and September 30, 2017, subject to fulfillment of the following conditions (in each of the dates above): (1) the agreement between Diners Customer Club, Blue Square Dor Alon (a registered partnership) (" You Partnership") (in which the holders of rights are the Company and Mega Retail Ltd. ("Mega" ), which settles the relationship between You Partnership and You Customer Club ("The club's agreement" and "club", respectively), remains in force; (2) Mega and the chain of fueling stations of Dor Alon (including the convenience stores attached to them, operating under the brands "Dor Alon" and "Alonit") are part of the companies that provide benefits under the club; (3) on the payment date March 31, 2016, the number of Mega stores will not be less than 115 stores and regarding the payments between the dates April 1, 2016 to September 30, 2017, the number of Mega stores will not be less than 100 stores; (4) Mega and Dor Alon will continue to offer to their customers and the customers of corporations controlled by them (as applicable), the issuance of the Club credit card and all as set forth in the club agreement and pursuant to its terms; (5) The club will offer value proposition to the Club credit card holders, as set out in the club agreement; (6) a motion for a liquidation order and/or appointment of a receiver and/or stay of proceedings and/or the appointment of a temporary or permanent liquidator against Mega was not filed, which was not canceled within 60 days of filing the motion and/or granting the order, respectively.

The completion of the transaction is subject to the fulfillment of the conditions precedent as follows: (1) report and/or approval of the Supervisor of Banks at the Bank of Israel; (2) obtaining a written approval of Diners Club International; (3) the elapse of 14 days from the date of filing an immediate report by Dor Alon pursuant to the Securities Law, 1968, in respect of the approval of the sale of Diners shares owned by Dor Alon, and the approval of said transaction was not required at the general meeting of Dor Alon, according to the Companies Regulations (Relieves in Transactions with Interested Parties), - 2000 or that the approval by the general meeting was required and the general meeting of Dor Alon has approved the sale.

During the second quarter of 2015, Mega has decided to close 32 branches, which will result in a decrease in Mega's sales. The decrease is expected to have an impact on the operations of Diners, which issues and clears Diners YOU credit cards issued to club members of Mega and Dor Alon. In view of the existing indicators for the decline in the value of Diners and in view of the agreement signed between the parties as mentioned above, the Company recorded a provision for impairment on its Diners investment in the amount of NIS 54.7 million, based on the value of Diners as reflected in the agreement. Diners is presented as an asset designated for realization.

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Events in the reported period from activity designated for realization and activity in associate resulting from loss of control

Fueling and Commercial Sites segment (Dor Alon) - activity designated for realization

a.	As of September 30, 2015, Dor Alon operated 211 fueling stations and 218 convenience stores in various formats.

b.	Issuance of new bond series (Series E)

In November 2015, Dor Alon completed the issuance of new bond series (Series E) in the amount of NIS 250 million par value rated A3 with stable outlook. The total immediate consideration amounted to NIS 248 million. The bonds (Series E) were listed for trade in the stock exchange. The bonds are payable (principal) in 7 equal annual installments effective from July 1, 2017, are unlinked and bear annual interest of 4.55% payable in semiannual effective from July 1, 2016.

Dor Alon committed to comply with financial covenants including, among others, complying with minimum equity and equity to balance sheet ratio and limitations on dividend distribution from current and accumulated earnings.

c.	Segment results analysis:

Dor Alon's results for 9 months as contained in the segment note include:

Revenues from sales in the first nine months of 2015 amounted to NIS 3,093.5 million (U.S $ 788.6 million) compared to revenues of NIS 3,747.1 million in the comparable period last year, a decrease of 17.4%. The main decrease resulted from decrease in fuel prices that was partly offset by an increase in the fuel quantities sold and by an increase in the sales turnover of the convenience stores.

Gross profit in the first nine months of 2015 amounted to NIS 603.5 million (U.S $ 153.8 million) (19.5% of revenues) compared to a gross profit of NIS 602.6 million in the comparable period last year (16.1% of revenues). The increase in gross profit derives from an increase in the fuel quantities sold and sales of the convenience stores that was partly offset by higher inventory losses in the current period (NIS 16.6 million) compared to the corresponding period last (NIS 2.7 million). The increase in gross profit among the periods, net of the effect of inventory losses amounts to NIS 15 million.

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Selling, general and administrative expenses in the first nine months of 2015 amounted to NIS 511.9 million (U.S $ 130.5 million) compared to expenses of NIS 500.5 million in the comparable period last year, an increase of 2.3%. The main increase derived from additional costs for opening new fueling and commercial sites and from updating the minimum wage effective from April 1, 2015.

Operating profit before financing amounted to NIS 87.5 million (U.S $ 22.3 million) (2.8% of revenues) as compared to NIS 116.8 million in the comparable period last year, a decrease of 25.0%. The main decrease derives from decrease in revenues and increase in selling, general and administrative expenses.

Dor Alon's results for the third quarter as contained in the segment note include:

Revenues from sales in this quarter amounted to NIS 1,031.1 million (U.S $ 262.8 million) compared to revenues of NIS 1,287.3 million in the comparable quarter last year, a decrease of 19.9%. The main decrease resulted from decrease in fuel prices that was partly offset by an increase in the fuel quantities sold and by an increase in the sales turnover of the convenience stores.

Gross profit in this quarter amounted to NIS 204.4 million (U.S $ 52.1 million) (19.8% of revenues) compared to a gross profit of NIS 210.5 million in the comparable quarter last year (16.5% of revenues). The decrease in gross profit derives mainly from higher inventory losses in the current quarter (NIS 8 million) compared to the corresponding quarter last (NIS 1.7 million).

Selling, general and administrative expenses in this quarter amounted to NIS 172.2 million (U.S $ 43.9 million) compared to expenses of NIS 171.9 million in the comparable quarter last year, an increase of 0.2%.

Operating profit before financing amounted in this quarter to NIS 33.8 million (U.S $ 8.6 million) (3.3% of revenues) as compared to NIS 46.4 million in the comparable quarter last year, a decrease of 27.1%. The main decrease derives from decrease in revenues and decrease in gross profit.

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Supermarkets segment (Mega) – an associate from loss of control

a.	As of September 30, 2015, Mega operated 150 supermarkets under different formats (excluding 32 branches designated for closure and excluding branches of Eden Teva Market).

b.	As of September 30, 2015, the Company operated branches in a total area of 207,000 sq. meters (excluding the area of 32 branches designated for closure and excluding the area of branches of Eden Teva Market).

c.	Sales per square meter in the Supermarkets segment (continued branches) in the third quarter of 2015 amounted to NIS 4,618 (U.S. $1,177.2) compared to NIS 4,301 in the corresponding quarter last year.

Sales per square meter in the Supermarkets segment (continued branches) in the first nine months of 2015 amounted to NIS 15,143 (U.S. $3,860.0) compared to NIS 13,885 in the corresponding period last year.

d.	Segment results analysis:

Mega's results for 9 months as contained in the segment note include:

Revenues from sales in the first nine months of 2015 amounted to NIS 3,545.7 million (U.S $ 903.8 million) compared to revenues of NIS 4,470 million in the comparable period last year, a decrease of 20.7%. The main decrease resulted from closing branches and a decrease in the sales of SSS stores.

The decrease in the sales of SSS stores in the first nine months compared to the corresponding half last year amounted to 6.8%.

Gross profit in the first nine months of 2015 amounted to NIS 831.6 million (U.S $ 212.0 million) compared to a gross profit of NIS 1,170.5 million (26.2% of revenues) in the comparable period last year, a decrease of 29.0%. The decrease in gross profit derives from decrease in sales, as aforesaid.

Selling, general and administrative expenses in the first nine months of 2015 amounted to NIS 1,019.5 million (U.S $ 259.9 million) compared to expenses of NIS 1,324.6 million in the comparable period last year, a decrease of 23%. The main decrease derived from the closing of branches and efficiency measures offset partly by the increase of minimum wages and increase in other real costs.

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Operating loss before financing amounted to NIS 775.0 million (U.S $ 197.6 million) (21.9% of revenues) as compared to NIS 142.9 million in the comparable period last year, an increase of 442.3%. The main increase in loss derives from a decrease in sales and gross profit and was partly offset from a decrease in selling, general and administrative expenses.

Mega's results for this quarter as contained in the segment note include:

Revenues from sales amounted to NIS 941.9 million (U.S $ 240.0 million) compared to revenues of NIS 1,510.4 million in the comparable quarter last year, a decrease of 37.6%. The main decrease resulted from closing branches and a decrease in the sales of SSS stores.

The decrease in the sales of SSS stores in this quarter compared to the corresponding quarter last year amounted to 15.7%. The decrease derives mainly due to the period where the Company operated with uncertainty resulting from applying to court.

Gross profit in this quarter amounted to NIS 210.2 million (U.S $ 53.7 million) (22.4% of revenues) compared to a gross profit of NIS 396.3 million (26.2% of revenues) in the comparable quarter last year. The decrease in gross profit derives from decrease in sales, as aforesaid.

Selling, general and administrative expenses in this quarter amounted to NIS 277.9 million (U.S $ 70.7 million) compared to expenses of NIS 458.1 million in the comparable quarter last year, a decrease of 39.5%. The main decrease derived from the closing of branches and efficiency measures offset partly by the increase of minimum wages and increase in other real costs.

Operating loss before financing amounted to NIS 153.6 million (U.S $ 39.0 million) (16.2% of revenues) as compared to a loss of NIS 30.0 million in the comparable quarter last year, an increase of 415.2%. The main increase in loss derives from a decrease in sales and gross profit.

Appointment of new CEO for Mega:

On June 3, 2015, the Board of Mega Retail approved the appointment of Mr. Raviv Brookmayer as the CEO of Mega. Mr. Brookmayer serves as CEO of Mega effective June 15, 2015 and replaces Mr. Motti Keren who announced his resignation.

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Reorganization Plan – Mega

a.	An agreement with the employee committee and Histadrut:

On June 21, 2015, a collective agreement and understanding letter were signed between Mega's management, the Company, Mega's employee committee and the Histadrut (the employees' agreement), effective from April 1, 2015. The following are the principles of the employee agreement:

1.	The unionized employees waive wage cost of NIS 35 million per year effective from April 1, 2015 such that the waiver amount for 2015 is NIS 26 million (of which NIS 16 million was included in the results of second quarter of 2015).

2.	The retirement benefits of employees whose employment is terminated shall be according to the collective agreement or the personal agreement. In addition, the balance in the severance fund on the date of the agreement shall be for financing purposes and encouragement of retirement.

3.	Mega shall immediately close 32 losing branches according to the list attached to the employees' agreement, the employment of the employees in the branches to be closed shall be terminated and Mega shall offer positions to 200 of the permanent employees in the branches to be closed jobs at other branches that shall continue to operate in lieu of temporary employees (permanent employees shall retire at their free will) in these branches.

4.	Management shall significantly reduce the personnel at the Company's headquarters and shall cut their wages resulting in an annual saving of NIS 25 million.

5.	Mega shall allocate 33% of its share capital to a legal corporation that shall be established by the employees' representation for the active and permanent employees. The corporation to be established may appoint one-third of the Company's Board who are not external directors and in any event not less than two members where one is the chairman of the employees committee and the other is a professional party ("The professional party").

6.	As of the date of issuing these financial statements, it was not yet decided whether the transfer of shares to the employees shall be effectuated by allocating new shares or by way of transfer by the Company of Mega shares. In view of the fact that Mega has shareholders' deficiency, a part of such deficiency was not allocated to non- controlling interests. Mega estimates that the value of the benefit to the employees in respect of such grant is immaterial.

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7.	In addition, the Company committed under the employees agreement to provide certain credit lines during the first five years of the agreement. This commitment was replaced by a commitment to extend higher credit lines to which the parent company agreed under the creditors' arrangement (see below).

b.	Debt arrangement between Mega and its creditors:

On June 29, 2015, Mega filed with the District Court in Lod a petition under section 350 of the Companies' Law-1999 to convent meetings of certain of Mega's creditors- suppliers, property owners and banks- in order to reach an arrangement with each of these creditor groups as part of consummating Mega's reorganization plan. On July 1, 2015, the Court approved to convene the meetings and granted Mega an interim period of two weeks during to reach a reorganization arrangement with the creditors.

On July 12, 2015, the creditors' meetings of the Company convened for the purpose of voting on the arrangements being presented. On July 14 and 15, 2015, the Court approved the creditors' arrangement ("the arrangement approval date"). The principles of the arrangement are as follows:

1.	The Company's contribution

The Company shall extend to Mega, effective June 1, 2015, NIS 320 million as follows:

•	NIS 240 million by way of loans or guarantees of which NIS 160 million shall be converted into Mega's share capital (before allocating 33% of Mega's share capital to employees by virtue of the collective agreement signed on June 21, 2015). The balance of NIS 80 million beyond the converted amount to share capital, shall be repaid only after the full repayment of the effective debt to banks and suppliers (as defined in the arrangement).

•	NIS 80 million as a framework for working capital based on the current needs of Mega.

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•	The funding, as aforesaid shall take effect from June 2015 up to September 30, 2015, Mega has used NIS 187 million of such credit line.

•	The debts of Mega and Eden Teva Market Ltd. to banks that were secured by the Company's guarantee or debts that are shared by Mega and the Company (the guaranteed debt) shall be paid by the Company subject to the arrangements to be reached by the Company with the banks with respect to the guaranteed debt. As of the balance sheet date, NIS 76 million of the guaranteed debt is a loan in a joint bank account of Mega and the Company and NIS 186 million are Company guaranteed loans taken by Mega.

2.	Arrangement with banks

a.	Repayment of the effective debt principal (which is the debt of Mega to banks and the debt of Eden Teva to banks where a guarantee was granted by Mega until June 30, 2015 to secure such debt) shall be deferred by three years from the arrangement approval date. After three years, the effective debt principal shall be repaid over six years in equal quarterly installments.

b.	The effective debt principal shall bear an annual interest of 3% (CPI linked) effective from the arrangement approval date which shall be paid every quarter effective from January 2016 thereafter.

c.	In the six months from the arrangement approval date, the Company shall pay in respect of its liabilities to banks only current maturities under the current loan terms, including under existing loans and on call loans shall be renewed automatically including those not renewed in the last three months provided that the interest is paid on a current basis. This consent of the banks is subject to no other creditor of the Company accelerating its debts for immediate repayment or not renewing its on call loans.

d.	So long as the guaranteed debt is not paid in full, the Company shall not distribute dividends until the end of 2018. After this date, the Company may distribute dividends only if after the distribution a minimum equity remains (after the effect of guarantees granted by the Company for Mega's liabilities) exceeding NIS 200 million remains.

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e.	So long as the guaranteed debt is not paid in full, after the issuance of the Company's financial statements for 2016, the Company's net asset value (NAV) shall be reviewed on economic basis by a renowned expert to be agreed upon by the banks and the Company and if the NAV of the Company minus its liabilities (including the guaranteed debt for Mega to banks) is less than NIS 100 million – it shall confer upon the banks another basis to cause the guaranteed debt to be immediately repayable and this is beyond the grounds available to them today. In November 2015, the Company reached an outline of agreements with its financial creditors. The outline of agreement shall replace the principle agreements determined with the banks under Mega's arrangement.

3.	Arrangement with suppliers

a.	Past debts (namely Mega's debt as of June 30, 2015; past debt and effective date, respectively) to small suppliers where the debt to them is lower than NIS 800 thousand, shall be repaid in four equal weekly installments effective from July 31, 2015 or effective from the original payment date for each supplier, whichever is later.

b.	Past debt to large suppliers (where the debt to them is higher than NIS 800 thousand), shall be rapid as follows: 70% of the past debt shall be repaid in four equal weekly installments effective from July 31, 2015 or effective from the original payment date for each large supplier, whichever is later; 30% of the past debt (the deferred debt) shall be deferred for two years (grace period) and shall be repaid effective from July 15, 2017 in 36 equal monthly installments (the repayment period). The deferred debt shall bear in the grace period, interest (unlinked) at 2% per annum (grace interest) and shall bear in the repayment period, interest (unlinked) at 3% per annum (repayment interest). The deferred debt shall not be linked.

c.	The consideration for goods to be supplied effective from August 1, 2015 shall be paid as usual under the credit conditions agreed with each supplier prior to the effective date. In July Mega worked on cash basis.

d.	Suppliers shall not change the credit days as agreed with them prior to the effective date for two years from the arrangement approval date.

e.	This arrangement shall not be deemed by the suppliers as an insurance event for the purpose of filing a claim to the credit insurers (Clal Credit Insurance Ltd. BSSH – Israel Credit Insurances Ltd.) and the suppliers may not apply to credit insurers for exercising their insurance policy in respect of this arrangement. This arrangement is not intended to impair the rights of the large suppliers towards the credit insurers with respect to the deferred debt or the effective debt, if not paid.

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f.	Each large supplier shall be granted a non-marketable option for five months from the issuance date of such option to convert the deferred debt (in whole or in part) into the Company shares by allocating shares in lieu of the deferred debt to the supplier (the option). During the first two months from the allocation date of the option, the exercise price shall be the price of the Company's share in rights issuance (base price).

Upon the elapse of two months from the allocation of the option, the exercise price of the option shall be the higher of: the closing price of the Company's share during 30 trading days that preceded the conversion or 120% of the base price.

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4.	Arrangement with property owners:

a.	Effective from August 1, 2015, payments to property owners shall be made on a monthly basis.

b.	During the period of 90 days from the arrangement approval date, Mega may file individual petitions with the court to approve the assignment of its rights and obligations under an existing agreement and to waive an existing agreement in connection with rental agreements signed by Mega, for which Mega may conclude that such agreements are not economically viable for Mega and impede its continued existence.

c.	Following the court's ruling in the matter, on July 21, 2015, the general meeting of BSRE approved a deferral of 5% of the monthly rental fees for one year from the meeting date, which are scheduled to be paid by Mega during the course of the year.

d.	On November 5, 2015, the Board of Directors of BSRE approved the addendum to the rental agreements from 2006 and 2009, the principles of which are as follows:

1) BSRE will give a discount of 9% in rental fees in relation to the branches and offices of the Company for a period of 24 months starting from November 1, 2015.

2) It was agreed that the deferral of payment of 5% of the rental fees (see C. above) will be canceled and that the deferred amount will be deducted from the amount of the discount granted to the company.

3) The rental fee alternative as a percentage of revenue in the lease agreements will increase from 2% to -2.75% up to the end of the lease period on March 31, 2019.

4) BSRE will be allowed to shorten and/or terminate the lease period of the Company in the Company's branch in Tel Aviv at any time and without conditions, by giving an advance notice of 12 months.

5) Regarding 11 branches (out of 12 branches the Company announced their closure) that the Company leases it was agreed that the Company shall pay all applicable payments according to the lease agreements without a discount, up to December 31, 2015 with respect to the said 5 branches and up to February 29, 2016 with respect to 6 of said branches. Entering into the addendum is subject to the approval of the District Court Center and the approval of the general meeting of BSRE.

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e.	As of the report date, Mega closed most branches according to the employees' agreement. With respect to some branches, Mega signed agreements with third parties to assign them the rental agreements (these agreements are still subject to the fulfillment of several conditions precedent not yet fulfilled). Regarding the other branches, Mega is conducting negotiations with third parties for assigning these agreements, whereas for some branches, Mega intends to apply to court with the proper motion as detailed in section b above.

5.	Mega Board of Directors:

Pursuant to the arrangement, Mega's Board shall be consisted of seven members, three of whom shall be appointed by the Company, two of whom shall be appointed by the employees, one director to be appointed by Mega out of a list of five candidates to be recommended by the president of the manufacturers' association, and one director shall be appointed by the court based on the recommendation of the banks. Following this decision, the Company lost its control on the Board of Mega and as a result the control on Mega.

6.	Other matters:

On July 20, 2015, the Company's Board approved the provisions of the creditors' arrangement that relate to the Company, subject to the approval of the arrangement with Discount Bank regarding a deferral until September 30, 2015 of the repayment of on call loans made by Discount Bank to the Company.

On July 27, 2015, the Company reached an agreement with Discount Bank under which the bank shall not require an immediate repayment of on call loans until September 30, 2015, and by that the condition precedent for approving the arrangement of Mega was met by the Company. In November 2015, BSRE reached an outline of agreements with its financial creditors.

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Dissolution and petition for stay of proceedings of Mega's subsidiaries

a.	Stay of proceedings in Eden Teva Market –

On July 9, 2015, Eden Teva Market (a company held 51% by Mega) filed a petition with the district court in Lod seeking an order for stay of proceedings (under section 350 of the Companies' law; the stay of proceedings petition) to which it attached a proposal of a creditors arrangement to the creditors of Eden Teva Market. Eden Teva Market's debts are estimated at NIS 81 million, excluding debts to the banks amounting to NIS 74.6 million. Mega guarantees the debts of Eden Teva Market towards Leumi Bank and the First International Bank in the amount of NIS 35.7 million and NIS 9.7 million, respectively. The Company guarantees the debts of Eden Teva Market towards Hapoalim Bank in the amount of NIS 29.2 million.

Mega extended financing to Eden Teva Market for the stay of proceedings period in a total amount of NIS 6.6 million. This financing is granted as reorganization expenses. This amount is included under "other expenses".

On July 9, 2015, the court granted the stay of proceedings petition and issued the requested order to Eden Teva Market. In addition, the court appointed a trustee for the stay of proceedings period.

On July 15, 2015, the stay of proceedings was approved to Eden Teva Market for an additional 30 days.

On July 22, 2015, Mega notified the court that it has withdrawn the arrangement proposal it offered to the creditors of Eden Teva Market under the stay of proceedings petition. In the notice to the court, Mega indicated that it had closely reviewed the implications of the reorganization arrangement that was approved and after its operating results became evident in the interim period, from the date of filing of the petition with the court which were more severe than those that were forecasted at the beginning, as well the rejection of the proposal by the property owners to reduce the rental fees, Mega's management and its Board concluded that Mega is unable to meet the proposed arrangement made in the stay of proceedings petition.

b.	On June 28, 2015, a petition for the dissolution of Dr. Baby (a company held by Mega) was filed and a temporary receiver was appointed by the court.

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c.	In view of the stay of proceedings process of Eden Teva Market and the appointment of temporary receiver for Dr. Baby, Mega lost its control in these subsidiaries after the balance sheet date. In the absence of financial data for the second quarter of 2015 for these subsidiaries, Mega ceased to consolidate the results of such subsidiaries from April 1, 2015. In the second quarter, the Company included a loss from loss of control which includes investment derecognition from the balance sheet, recording expenses for the guarantees Mega and the Company provided and the amounts Mega transferred to the subsidiaries after April 1, 2015.

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NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at September 30, 2015: U.S. $1.00 equals NIS 3.923. The translation was made solely for the convenience of the reader.

NOTE B: Use of Non-GAAP Measures

This press release provides financial measures for Adjusted EBITDA, revenues from sales, net, gross profit, operating profit (loss) before financing, net loss from continuing operations, and net loss, which exclude revenues and expenses related to supermarket stores branches closed after the balance sheet date and other income (expenses) and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, revenues from sales, net, gross profit, operating profit (loss) before financing, net loss from continuing operations, and net loss. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures when evaluating the business internally and, therefore, believes it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

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Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in five reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 63.13% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 218 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its 66.7% subsidiary, Mega Retail Ltd., currently operates 150 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Houseware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 53.92% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square operates the issuance and clearance of gift certificates, through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 36.75%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group.

46

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following: the uncertainty of the success of Mega's plan of recovery and arrangement with debtors, suppliers, service providers and lessors, including the risk that key suppliers of Mega Retail will discontinue supplying their products to Mega Retail, in whole or in part, or that customers will lower their purchases at Mega Retail, and the risk that Mega will be required to close additional or all of its supermarket branches or enter into insolvency proceedings; failure to reach a settlement with our bank lenders and holders of our Series C Debentures; the effect of an appointment of a representative by holders of Series C Debentures; results of a lawsuit if we are found liable to return past dividends to Mega; the effect of our high leverage on our business; the effect of the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

47

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2015

(UNAUDITED)

				Convenience translation
	December 31,	September 30,		September 30,
	2014	2014	2015	2015
	NIS			U.S. dollars
	In thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	290,102	269,999	196,807	50,167
Investment in securities	362,827	437,623	174,784	44,554
Short-term bank deposits	94,307	89,907	-	-
Trade receivables	1,030,367	1,148,930	63,728	16,245
Other accounts receivable including current maturities of loans receivable	430,707	545,669	114,372	29,154
Derivative financial instruments	395	7,562	-	-
Assets of disposal group classified as held for sale	-	-	2,268,540	683,288
Income taxes receivable	16,020	8,866	345	88
Inventories	511,661	559,843	88,349	22,521
	2,736,386	3,068,399	3,318,925	846,017

NON-CURRENT ASSETS:
Investments accounted for using equity method	977,028	966,796	381,614	97,276
Derivative financial instruments	4,698	5,436	-	-
Real estate inventories	126,012	118,627	134,205	34,210
Investments in securities	59,283	72,831	-	-
Loans receivable, net of current maturities	135,171	139,374	83,951	21,400
Property and equipment, net	2,322,036	2,464,345	131,604	33,547
Investment property	982,619	914,620	2,803,102	714,530
Intangible assets, net	1,140,343	1,174,431	26,909	6,859
Assets in respect of employee benefits	-	-	8,462	2,157
Other long-term receivables	52,740	27,557	-	-
Deferred taxes	27,844	204,044	6,622	1,688
	5,827,774	6,088,061	3,576,469	911,667
Total assets	8,564,160	9,156,460	6,895,394	1,757,684

48

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2015

(UNAUDITED)

				Convenience translation
	December 31,	September 30,		September 30,
	2014	2014	2015	2015
	NIS			U.S. dollars
	In thousands
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit and loans from banks and others	774,626	726,752	341,698	87,102
Short-term loan from holding company	-	-	80,000	20,392
Current maturities of debentures and convertible debentures	466,935	467,761	570,350	145,386
Current maturities of long-term loans from banks	283,342	290,326	45,144	11,508
Trade payables	1,195,822	1,337,666	45,816	11,679
Other accounts payable and accrued expenses	723,274	876,587	304,685	77,666
Customers' deposits	28,212	27,855	-	-
Derivative financial instruments	1,060	6,981	671	171
Income taxes payable	24,393	15,590	12,934	3,297
Provisions	67,697	52,722	577,842	147,296
Liabilities of disposal groups classified as held for sale	-	-	1,996,543	508,933
	3,565,361	3,802,240	3,975,683	1,013,430

NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	1,414,607	1,359,871	473,086	120,593
Long-term loan from holding company	-	-	28,420	7,244
Convertible debentures, net of current maturities	30,738	30,989	-	-
Debentures, net of current maturities	2,011,999	2,141,170	1,313,382	334,790
Other liabilities	106,267	114,473	3,511	895
Derivative financial instruments	1,931	1,775	-	-
Liabilities in respect of employee benefits, net of amounts funded	58,716	55,299	-	-
Deferred taxes	232,752	197,785	419,979	107,055
	3,857,010	3,901,362	2,238,378	570,577
Total liabilities	7,422,371	7,703,602	6,214,061	1,584,007

EQUITY:

Ordinary shares of NIS 1 par value	79,881	79,881	79,881	20,362
Additional paid-in capital	1,219,279	1,219,279	1,219,279	310,803
Other reserves	76,661	59,662	431,850	110,081
Accumulated deficit	(711,122)	(337,634)	(1,920,441)	(489,533)
	664,699	1,021,188	(189,432)	(48,287)
Non-controlling interests	477,090	431,670	870,764	221,964
Total equity	1,141,789	1,452,858	681,332	173,677
Total liabilities and equity	8,564,160	9,156,460	6,895,394	1,755,527

49

ALON BLUE SQUARE ISRAEL LTD.
CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2015

(UNAUDITED)

						Convenience
						translation for
	Year ended December 31,	Nine months ended September 30,		Three months ended September 30,		The nine months ended September 30,
	2014	2014	2015	2014	2015	2015
	NIS					U.S. dollars
	In thousands (except per share data)
Revenues	361,400	296,890	356,359	98,972	144,354	90,838
Less – government levies	-	-	-	-	-	-
Net revenues	361,400	296,890	356,359	98,972	144,354	90,838
Cost of sales	208,960	163,893	157,752	54,846	52,306	40,211
Gross profit	152,440	132,997	198,607	44,126	92,048	50,627
Selling, general and administrative expenses	220,974	161,343	168,432	51,766	47,165	42,935
Other gains	51,784	32,332	-	28,101	-	-
Other losses	(47,323)	-	(171,976)	-	(36,669)	(43,791)
Increase in fair value of investment property, net	49,894	19,972	19,157	2,640	6,866	4,883
Share in gains of associates	20,034	17,468	5,649	813	2,460	1,440
Operating profit	5,855	41,426	(116,815)	23,914	17,540	(29,776)
Finance income	21,155	16,841	26,168	8,205	4,907	6,670
Finance expenses	(139,518)	(114,832)	(153,119)	(42,435)	(105,024)	(39,031)
Finance expenses, net	(118,363)	(97,991)	(126,951)	(34,230)	(100,117)	(32,361)
Loss before taxes on income	(112,508)	(56,565)	(243,766)	(10,316)	(82,577)	(62,137)
Taxes benefit	70,055	22,063	(19,735)	2,290	(60,822)	(5,031)

Loss from continued operations	(182,563)	(78,628)	(224,031)	(12,606)	(21,755)	(57,106)
Profit (loss) from discontinued operation	(195,398)	43,074	(1,085,475)	20,790	(721,380)	(276,695)
	(377,961)	(35,554)	(1,309,506)	8,184	(743,135)	(333,801)

Profit (loss) from continued operations
Attributable to:
Equity holders of the Company	45,114	(101,105)	(259,700)	6,177	(35,255)	(66,199)
Non-controlling interests	(227,677)	22,478	35,669	(18,783)	13,500	9,093
	(182,563)	(78,628)	(224,031)	(12,606)	(21,755)	(57,106)

Profit (loss) from discontinued operations
Attributable to:
Equity holders of the Company	(204,102)	36,399	(949,675)	16,859	(581,551)	(242,078)
Non-controlling interests	8,704	6,675	(135,800)	3,931	(139,829)	(34,617)
	(195,398)	43,074	(1,085,475)	20,790	(721,380)	(276,695)
Loss per ordinary share or ADS attributable to equity holders of the company
Basic and fully diluted
Continuing operations	(3.45)	(1.52)	(3.94)	(0.28)	(0.54)	(1.0)
Discontinued operations	(3.09)	0.65	(14.40)	0.32	(8.88)	(3.67)
	(6.54)	(0.88)	(18.34)	(0.03)	(9.42)	(4.67)
Weighted average number of shares or ADSs used for computation of earnings per share:
Basic and fully diluted	65,954	65,954	65,954	65,954	65,954	65,954

50

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2015

(UNAUDITED)

						Convenience
						translation
	Year ended	Nine months ended		Three months ended		for the Nine months ended
	December 31,	September 30,		June 30,		September 30,
	2014	2014	2015	2014	2015	2015
	NIS					U.S. dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxes on income from continuing operations	(112,508)	(56,564)	(243,766)	(10,316)	(82,577)	(62,137)
Net loss from discontinued operation (before taxes)	(45,596)	25,243	(1,090,441)	26,510	(734,936)	(277,961)
Income tax (paid) received, net	(17,982)	(3,274)	(18,994)	(7,049)	4,572	(4,842)
Adjustments for cash generated from operations (a)	682,006	512,968	1,518,152	135,010	795,004	386,986
Net cash provided by operating activities	505,918	478,371	164,951	144,154	(17,937)	42,046
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(225,250)	(171,056)	(86,035)	(63,513)	(11,644)	(21,931)
Purchase of investment property	(72,379)	(62,927)	(19,522)	(21,586)	(5,366)	(4,976)
Purchase of intangible assets	(26,190)	(17,671)	(6,865)	(8,238)	(1,651)	(1,750)
Proceeds from collection of short-term bank deposits, net	(504)	3,896	(21,783)	(3,833)	(19,922)	(5,553)
Proceeds from sale of property and equipment	100,940	46,605	90,109	45,974	2,195	22,969
Proceeds from sale of investment property	8,750	8,750	-	2,250	-	-
Proceeds from sale of marketable securities	378,491	236,482	242,040	115,642	23,941	61,698
Investment in marketable securities	(238,239)	(167,238)	(103,932)	(91,688)	(9,702)	(26,493)
Investment and loans to associates	(7,341)	(5,660)	(3,207)	(964)	(3,390)	(817)
Proceeds from sale of associate	-	-	19,393	-	-	4,943
Grant of loans to non- consolidated subsidiaries	-	-	(29,375)	-	-	(7,488)
Grant of loans to Company transferred from consolidation to equity	-	-	(140,222)	-	(140,222)	(35,744)
Grant of long term loans	(79,580)	(67,149)	(1,336)	(2,862)	(1,264)	(341)
Collection of long-term loans	76,292	74,778	142,586	51,281	1,223	36,346
Deconsolidation of subsidiary	-	-	(27,734)	-	(27,734)	(7,069)
Discontinuance of consolidation	(2,089)	(2,089)	(2,145)	-	-	(547)
Interest received	12,361	10,885	8,448	2,006	2,243	2,153
Net cash provided by (used in) investing activities	(74,738)	(112,394)	60,420	24,469	(191,293)	15,401

51

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2015

(UNAUDITED)

						Convenience
						translation
	Year ended	Nine months ended		Three months ended		for the Nine months ended
	December 31,	September 30,		September 30,		September 30,
	2014	2014	2015	2014	2015	2015
	NIS					U.S. dollars
	In thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of treasury shares	-	-	50,443	-	-	12,858
Dividend paid to non-controlling interests	(59,380)	(40,286)	(36,189)	-	-	(9,224)
Issuance of debentures	158,103	156,047	13,942	1,650	-	3,554
Repayment of debentures	(536,259)	(409,693)	(324,341)	(265,125)	(181,406)	(82,677)
Receipt of long-term loans	768,319	609,013	354,358	385,999	164,358	90,328
Repayment of long-term loans	(586,396)	(475,326)	(323,082)	(368,150)	(152,346)	(82,356)
Repayment of commercial paper	(9,139)	-	(111,198)	-	-	(28,345)
Short-term credit from banks and others, net	(36,651)	(95,488)	(121,497)	(70,550)	(20,655)	(30,971)
Loan from parent company	-	-	140,000	-	140,000	35,686
Transactions with non-controlling interests in subsidiary without loss of control	69,695	-	217,204	-	128,699	55,367
Settlement of forward contracts	(5,232)	-	-	-	-	-
Interest paid	(220,672)	(158,922)	(118,398)	(46,526)	(23,398)	(30,180)
Net cash used in financing activities	(457,612)	(414,655)	(258,758)	(362,702)	(55,258)	(65,959)

DECREASE IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	(26,432)	(48,678)	(33,388)	(194,080)	(153,975)	(8,513)
Translation differences on cash and cash equivalents	53	2	-	3	-	-
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	310,991	310,991	284,612	456,392	404,840	72,457
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	284,612	262,315	250,862	262,315	250,862	63,944

52

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2015

(UNAUDITED)

						Convenience
						translation
						for the Nine
	Year ended	Nine months		Three months		months ended
	December 31,	ended September 30,		ended September 30,		September 30,
	2014	2014	2015	2014	2015	2015
	NIS					U.S. dollars
	In thousands

(a) Net cash provided by operating activities:
Adjustments for:
Depreciation and amortization	278,526	202,223	137,418	67,796	4,068	35,029
Increase in fair value of investment property, net	(50,258)	(19,972)	(19,157)	(2,640)	(6,866)	(4,883)
Gain from sale of associate	-	-	(1,859)	-	-	(474)
Share in profit of associates	(37,997)	(24,649)	(5,649)	(3,289)	4,485	(1,440)
Dividend received	38,000	35,074	2,875	28,890	-	733
Gain from sale and disposal of property and equipment, net	(77,674)	(58,635)	(475)	(61,132)	(364)	(121)
Provision for impairment of property and equipment, net	22,000	-	370,872	-	37,240	94,538
Loss (gain) from changes in fair value of derivative financial instruments	(4,775)	(6,400)	(523)	(8,031)	-	(133)
Linkage differences on monetary assets, debentures, loans and other long term liabilities	(2,367)	(2,276)	(9,204)	6,712	5,628	(2,346)
Employee benefit liability, net	(9,579)	(12,521)	(6,688)	(3,158)	(2,636)	(1,705)
Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	(12,799)	(7,162)	(6,550)	(8,140)	920	(1,670)
Increase in value of liabilities and liens of associate	-	-	70,706	-	70,706	18,023
Interest paid, net	199,771	142,045	105,874	42,386	19,750	26,988
Loss from discontinuance of consolidation of subsidiary and consolidated company transferred to discontinued operations	-	-	850,330	-	765,427	216,755
Changes in operating assets and liabilities:
Investment in real estate inventories	(3,589)	(2,637)	(3,110)	(866)	(2,110)	(793)
Decrease (increase) in trade receivables and other accounts	173,619	(125,446)	65,572	(139,487)	8,317	16,715
Increase (decrease) in trade payables and other accounts payable	75,681	348,059	(55,370)	206,160	(112,542)	(14,114)
Decrease in inventories	93,447	45,265	23,091	9,809	2,980	5,886
	682,006	512,968	1,518,152	135,010	795,004	386,986

(b) Supplementary information on investing and financing activities not involving cash flows:
Purchase of property and equipment and investment property on credit	4,228	17,540	8,280	17,540	8,280	2,111
Proceeds from sale of property and equipment on credit	90,486	-	-	-	-	-

53

ALON BLUE SQUARE ISRAEL LTD.

NET LIABILITIES

(UNAUDITED)

				Convenience
				translation
	December 31,	September 30,		September 30,
	2014	2014	2015	2015
	NIS			U.S. dollars
	In thousands
	Alon Blue Square*

Cash and cash equivalence	163,292	114,287	47,425	12,089
Investment in securities	87,858	138,344	-	-

Total assets	251,150	252,631	47,425	12,089
Short term and Long-term debt:
Short term loans from banks	94,975	94,984	260,887	66,502
Short term loans from parent company	-	-	80,000	20,392
Current maturities of loans from banks	17,718	17,752	-	-
Current maturities of debentures	47,913	48,007	366,745	93,486
Commercial papers	120,337	120,321	-	-
Long term loans from banks	124,115	142,123	-	-
Long term loans from parent company	-	-	28,420	7,244
Debentures	316,825	364,515	-	-
Total debt	721,883	787,702	736,052	187,624

Equity:
Equity attributable to equity holders of the company:	664,699	1,021,188	(189,432)	(48,287)
Total debt, net	(470,733)	(535,071)	(688,627)	(175,535)

*	Net of grant of loans or loans received from subsidiaries

Notes:

1.	As of September 30, 2015 the Company guarantees:

a.	As for liabilities and guarantees of Mega see "Reorganization Plan – Mega"

b.	Additional guarantees in amount of NIS 53 million.

2.	As of September 30, 2015 the liability in respect of gift certificates, net amounts to NIS 120 million.

54

ALON BLUE SQUARE ISRAEL LTD.

RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND ADJUSTED EBITDA

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2015

(UNAUDITED)

						Convenience
						translation
	Year ended	Nine months		Three months		for the Nine months ended
	December 31,	ended September 30,		ended September 30,		September 30,
	2014	2014	2015	2014	2015	2015
	NIS in thousands					U.S. dollars in thousands

Net loss from continuing operations *	(22,558)	43,084	(146,002)	27,853	15,798	(37,217)
Tax benefit	70,055	22,063	(19,735)	2,290	(60,822)	(5,031)
Share in gains of associates	(20,034)	(17,468)	(5,649)	(813)	(2,460)	(1,440)
Finance expenses, net	118,362	97,991	126,951	34,230	100,117	32,361
Other losses, net	(4,460)	(32,333)	171,796	(28,101)	36,669	43,791
Changes in fair value of investment property	(49,894)	(19,972)	(19,157)	(2,640)	(6,866)	(4,883)
Depreciation and amortization	43,169	31,609	27,713	10,523	7,689	7,064
ADJUSTED EBITDA	134,640	124,974	135,917	43,342	58,529	34,646

*Including inter-company revenues

55

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE AND NINE MONTH PERIOD ENDED SEPTEMBER 30, 2015

(UNAUDITED)

Note 1 - Segment reporting

This report includes an overview in accordance with the Company's operating segments according to IFRS 8. The report is based on the company's organizational structure, internal reporting, resource allocation and decision making. The Company presents five reportable segments: continued operations - BSRE, Naaman Group, others, discontinued operations - Dor Alon and activity transferred from consolidation to equity. The segment results as reviewed by the Chief Operating Decision Maker (CODM) includes operating income before financial expenses, including the Company's share in earnings of affiliates and without amortizations of excess costs if not included in the reports of the companies, segment results for prior periods have been adjusted to allow comparison of continuing activity respectively to the results in the consolidated report.

The Company's operating segments consist of the following:

a.	Continued operations:

(1)	BSRE – Through its subsidiary BSRE the Company is engaged in generating yield from supermarket branches, commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield from the development of the "Wholesale Market" residency project. Effective from the second quarter of 2015, the segment's results are presented according to the published financial statements of BSRE. The comparative figures were classified accordingly.

(2)	Naaman Group –through its subsidiary, Na'aman Group (NV) Ltd. ("Na'aman"), the Company is engaged as retailer and wholesaler in houseware and textile activities. As of September 30, 2015, Na'aman operated 116 stores, some through franchisees. The segment's results are presented according to the published financial statements of Na'aman Group. Amortization of excess costs and impairment of goodwill included in the reconciliation between the operating profit of the segment and the consolidated operating profit.

(3)	Others – The Company has an activity of issuance and clearance of gift certificates. In addition, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 36.75%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group and by Bee Group Ltd. which operates the logistic center in Beer Tuvia. As to the agreements for the sale of Alon Cellular activity and the sale of the group's holdings in Diners, see events in the reported period under other segment.

b.	Discontinued operations:

Dor Alon – Through its subsidiary Dor-Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and direct marketing to customers of fueling and commercial sites segment. The fueling and segment is presented according to the published financial statements of Dor-Alon. The consolidated financial statements include the results of operations for the period and corresponding periods are presented in discontinued operations.

c.	Company transferred from consolidation to equity

Mega – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of September 30, 2015, Mega Retail operated 150 supermarkets. Effective from the second quarter of 2015, the Company presents under the "supermarkets" segment the results of Mega as reported in its statutory statement including amortization of goodwill and loss from loss of control. The comparative figures were classified accordingly. Under the adjustments to the consolidated statements, goodwill and other assets amortization was eliminated as included in Mega's reports and goodwill and other assets amortization was recorded, as perceived by the Company, in the consolidated statements. In the third quarter, the Company lost control of Mega and consequently ceased to consolidate the results of Mega and recorded in the consolidated report the loss resulted from the loss of control and the measurement of the liabilities extended by the Company to Mega or its creditors under discontinued operations and effective from the current quarter Mega has shareholders' deficiency. The Company included in the consolidated results the effect of the change in liabilities under financial expenses. The Company's share in Mega's results in prior periods was recorded in loss from discontinued operations.

56

ALON BLUE SQUARE ISRAEL LTD.

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2015

(UNAUDITED)

	Nine months ended September 30, 2015
	Continuing Operations				Operatins held for sale		Adjustments
	BSRE	Naaman Group	Others	Adjustments	Dor Alon	Mega	discontinued operations	Total consolidated
	NIS in thousands
Net segment revenues	89,126	215,858	51,375	-	3,062,660	3,545,666	(6,608,326)	356,359
Inter segment revenues	85,726	12,516	14,220	(112,462)	30,851	-	(30,851)	-
Gross profit (loss)	174,852	126,701	9,651	(112,596)	603,450	831,562	(1,435,012)	198,608
Depreciation and amortization	-	4,904	9,562	12,201	69,873	86,895	(154,768)
Segment profit	102,307	6,980	(8,489)	(208,222)	87,512	(774,984)	687,472	(107,424)
Unallocated corporate expenses								(9,392)
Financial expenses, net								(126,951)
Loss before taxes on income								(243,766)

	Nine months ended September 30, 2014
	Continuing Operations				Operatins held for sale		Adjustments
	BSRE	Naaman Group	Others	Adjustments	Dor Alon	Mega	discontinued operations	Total consolidated
	NIS in thousands
Net segment revenues	35,768	214,222	53,513	-	3,715,635	4,470,035	(8,192,283)	296,890
Inter segment revenues	131,522	19,084	3,047	(153,653)	31,424	-	(31,424)	-
Gross profit (loss)	167,290	128,542	(5,363)	(132,302)	602,604	1,170,533	(1,798,307)	132,997
Depreciation and amortization	-	4,822	7,649	19,139	67,637	95,180	(162,817)
Segment profit	184,991	10,517	3,780	(150,501)	111,348	(142,852)	31,504	48,787
Unallocated corporate expenses								(7,361)
Financial expenses, net								(97,991)
Profit before taxes on income								(56,565)

57

ALON BLUE SQUARE ISRAEL LTD.

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2015

(UNAUDITED)

Note 1 - Segment reporting (continued):

	Three months ended September 30, 2015
	Continuing Operations				Operations held for sale		Adjustments to
	BSRE	Naaman Group	Others	Adjustments	Dor Alon	Mega	discontinued operations	Total consolidated
	NIS in thousands
Net segment revenues	51,489	76,521	12,078	-	1,031,087	941,666	(1,968,487)	144,354
Inter segment revenues	7,152	235	5,131	(12,518)	-	-	-	-
Gross profit (loss)	58,640	43,347	(2,183)	(24,016)	204,416	210,562	(398,719)	92,047
Depreciation and amortization	-	1,558	2,510	-	23,235	26,213	(49,448)
Segment profit	61,293	3,281	(4,588)	(38,744)	33,814	(152,984)	119,170	21,242
Unallocated corporate expenses								(3,694)
Financial expenses, net								(100,117)
Loss before taxes on income								(82,577)

	Three months ended September 30, 2014
	Continuing Operations				Operations held for sale		Adjustments to
	BSRE	Naaman Group	Others	Adjustments	Dor Alon	Mega	discontinued operations	Total consolidated
	NIS in thousands
Net segment revenues	13,249	72,189	17,184	-	1,274,473	1,510,355	(2,788,478)	98,972
Inter segment revenues	43,735	6,015	1,003	(50,753)	12,804	-	(12,804)	-
Gross profit (loss)	56,983	42,238	(1,545)	(44,107)	210,459	396,252	(616,154)	44,126
Depreciation and amortization	-	1,711	2,418	8,111	23,624	30,865	(54,489)
Segment profit	58,437	2,986	808	(37,065)	44,580	29,716	(74,296)	25,166
Unallocated corporate expenses								(1,252)
Financial expenses, net								(34,230)
Loss before taxes on income								(10,316)

58

ALON BLUE SQUARE ISRAEL LTD.

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2015

(UNAUDITED)

Note 1 - Segment reporting (continued):

	Year ended December 31, 2014
	Continuing Operations				Operations held for sale		Adjustments to
	BSRE	Naaman Group	Others	Adjustments	Dor Alon	Mega	discontinued operations	Total consolidated
	NIS in thousands
Net segment revenues	51,158	280,888	40,960	-	4,859,627	5,828,324	(10,699,557)	361,400
Inter segment revenues	173,370	19,298	4,144	(196,812)	48,110	-	(48,110)	-
Gross profit (loss)	224,528	166,629	(34,543)	(173,928)	791,665	1,495,615	(2,317,526)	152,440
Depreciation and amortization	-	5,949	11,400	25,489	91,219	131,297	(222,516)
Segment profit	338,119	11,549	(38,616)	(290,217)	143,111	(245,973)	102,862	20,835
Unallocated corporate expenses								(14,980)
Financial expenses, net								(118,363)
Loss before taxes on income								(112,508)

	Nine months ended September 30, 2015
	Continuing Operations				Operations held for sale		Adjustments to
	BSRE	Naaman Group	Others	Adjustments	Dor Alon	Mega	discontinued operations	Total consolidated
	U.S dollars in thousands
Net segment revenues	22,719	55,024	13,095	-	780,693	903,815	(1,684,508)	90,838
Inter segment revenues	21,852	3,190	3,625	(28,667)	7,864	-	(7,864)	-
Gross profit (loss)	44,571	32,297	2,460	(28,701)	153,824	211,971	(365,795)	50,627
Depreciation and amortization	-	1,250	2,437	3,110	17,811	22,150	(39,961)
Segment profit	26,079	1,779	(2,164)	(53,076)	22,307	(197,549)	175,242	(27,382)
Unallocated corporate expenses								(2,394)
Financial expenses, net								(32,361)
Loss before taxes on income								(62,137)

59